      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996



                                                      REGISTRATION NO. 333-04036

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              NEMATRON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        MICHIGAN                                               38-2483796
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

                              5840 INTERFACE DRIVE
                           ANN ARBOR, MICHIGAN 48103
                                 (313) 994-0591
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DAVID P. GIENAPP
                              NEMATRON CORPORATION
                              5840 INTERFACE DRIVE
                           ANN ARBOR, MICHIGAN 48103
                                 (313) 994-0591
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              ALEKSANDRA A. MIZIOLEK, ESQ.                             VERNE C. HAMPTON, II, ESQ.
                  DYKEMA GOSSETT PLLC                                 DICKINSON, WRIGHT, MOON, VAN
                 400 RENAISSANCE CENTER                                     DUSEN & FREEMAN
                DETROIT, MICHIGAN 48243                                    ONE DETROIT CENTER
                                                                    500 WOODWARD AVENUE, SUITE 4000
                                                                        DETROIT, MICHIGAN 48226

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after this Registration Statement is declared effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                        CALCULATION OF REGISTRATION FEE



- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED MAXIMUM
                     TITLE OF EACH CLASS OF                            AGGREGATE                AMOUNT OF
                  SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)       REGISTRATION FEE(2)
- -----------------------------------------------------------------------------------------------------------------
Common Stock....................................................       $11,212,500                $3,866
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------



(1) Estimated solely for purposes of computing the registration fee. Includes 150,000 shares which the Underwriters have the option to purchase from the registrant solely to cover over-allotments.


(2) A fee of $3,172 was previously paid with the initial filing.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 20, 1996

                                1,000,000 SHARES

                                [NEMATRON LOGO]

                                  COMMON STOCK

     The common stock (the "Common Stock") of Nematron Corporation (the "Company") is quoted on The Nasdaq Stock Market's SmallCap Market (the "SmallCap Market") under the symbol NEMA. On May 17, 1996, the last reported sale price for the Common Stock was $10.00. See "Price Range of Common Shares". The Company has applied for inclusion of the Common Stock on The Nasdaq Stock Market's National Market.

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                      PRICE TO            UNDERWRITING           PROCEEDS TO
                                       PUBLIC              DISCOUNT(1)           COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $
- -------------------------------------------------------------------------------------------------
Total(3).......................           $                     $                     $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, upon consummation of the offering, the Company will grant to First of Michigan Corporation (the "Representative") a warrant to purchase 40,000 shares of the Common Stock at 120% of the public offering price (the "Warrant"). See "Underwriting".

(2) Before deducting estimated offering expenses of $300,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 150,000 additional shares, solely to cover over-allotments (the "Over-allotment Option"), if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds
    to Company will be $          , $          and $          , respectively.
    See "Underwriting".
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to receipt and acceptance by them. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made against payment therefor at the offices
of First of Michigan Corporation, Detroit, Michigan on or about             ,
1996.

                         FIRST OF MICHIGAN CORPORATION

               The date of this Prospectus is             , 1996

                                 NEMATRON(R)
                  Open minds. Open systems. Real solutions.

                    Open Solutions for PC-based Automation

                                   [PHOTO]
                         Industrial Control Computers

                                   [PHOTO]
                               System Solutions

                                   [PHOTO]
                                  FloPro(R)
                              Softlogic Control

                                   [PHOTO]
                                POWER VIEW(TM)

                                   [PHOTO]
                                 AUTONET(TM)
                              DATA ACQUISITION &
                               CONTROL SOFTWARE

OPEN ARCHITECTURE SYSTEMS

HARDWARE

INDUSTRIAL CONTROL COMPUTERS(TM) (ICCs)
The ICC opens the door to plantwide connectivity. Nematron designed these industrial computer systems for control in plant floor environments.

SYSTEM SOLUTIONS
Replace PLCs with a high-performance solution. Nematron's integrated hardware and software machine control platform fits well into existing systems. The tough, compact ICC-5000 includes many state-of-the-art features, like a patent-pending hinged rear chassis. FloPro(R) software, bundled on our ICC-5000, delivers 32-bit, Pentium processing power to the plant floor for increased productivity and reduced costs.

SOFTWARE

FLOPRO(R)
Nematron offers a new concept in machine automation: flowchart-based programming and control for industrial automation. Currently, FloPro(R) runs two entire automotive powertrain plants.

POWERVIEW(TM)
With Windows-NT(R)-based PowerVIEW(TM), operators can point-and-click to control panel replacement. PowerVIEW(TM) runs in a 32-bit preemptive multitasking runtime, so it scans data faster than many other systems.

AUTONET(TM)
With fast graphics and many tools to view and analyze data, AutoNet(TM) meets demanding monitoring and control requirements.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    3
Risk Factors..........................................................................    5
Use of Proceeds.......................................................................    9
Price Range of Common Shares..........................................................    9
Dividend Policy.......................................................................   10
Capitalization........................................................................   10
Selected Consolidated Financial Data..................................................   11
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   12
Business..............................................................................   18
Management............................................................................   29
Description of Capital Stock..........................................................   30
Shares Eligible for Future Sale.......................................................   31
Underwriting..........................................................................   33
Legal Matters.........................................................................   34
Experts...............................................................................   34
Available Information.................................................................   34
Incorporation of Certain Documents by Reference.......................................   35
Index to Consolidated Financial Statements............................................  F-1

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus. Unless the context indicates otherwise, Nematron Corporation and its consolidated subsidiaries are collectively referred to as the "Company". Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the heading "Risk Factors".

                                  THE COMPANY

     The Company is a designer, manufacturer and marketer of personal computer ("PC")-based industrial automation solutions on a worldwide basis. These solutions include proprietary software for direct machine control, process visualization and data acquisition. Additionally, the Company is a long-standing and well-recognized producer of related hardware products, such as Industrial Workstations(TM) and industrial control computers ("ICCs"), and has an installed base of more than 60,000 operator interface installations which the Company believes has resulted in brand name recognition and greater customer awareness of the Company's products. The Company is well positioned because of its combination of proprietary software and installed hardware base to capitalize on the industrial automation trend from higher cost, closed architecture programmable logic controllers ("PLCs") to lower cost, open architecture PC-based solutions.

     The Company's recently developed or acquired software products, marketed under the trademarks FloPro(R), PowerVIEW(TM) and AutoNet(TM), are used in the industrial and factory automation workplace. FloPro(R) is a flowchart programming and direct machine control software product used to create, debug, document and execute control applications in a PC-based open architecture environment. The Company's PowerVIEW(TM) product is a powerful and comprehensive 32-bit Windows NT and Windows 95-based application development system for factory floor panel replacement applications. The Company's test and measurement software, AutoNet(TM), allows for data acquisition and real-time processing of data and the performance of multiple functions at a high rate of speed and the graphic display of such real-time information through a wide variety of configurable graphic instruments, trends and Cartesian plots.

     The Company also produces a wide range of related hardware products, such as Industrial Workstations(TM), which are "ruggedized" computers with built-in displays, keyboards or other forms of operator input and are used by operators in industrial processing and factory floor environments to monitor and control machine and cell level operations. The primary focus is on applications where the extremes of temperature, shock and vibration, high humidity, airborne contaminants and physical abuse or hard use require the use of equipment that has been specially designed to operate more reliably than commercial grade equivalents.

     The Company sells its products through both a direct sales force and a broad distribution network. A majority of the Company's revenue is generated through its extensive network of more than 100 distributors located in 37 countries. The Company believes that the size and breadth of its distribution network is a significant competitive advantage for the Company.

     The Company's strategy is to lead the industrial automation market migration from higher cost, closed architecture PLCs to lower cost, open architecture PC-based solutions. Key elements of the Company's strategy include
(i) continuing to shift its focus from providing primarily hardware products to providing integrated software and hardware solutions, (ii) rapidly developing application software products that execute with Microsoft Windows NT and Windows 95, (iii) leveraging its direct sales force and distribution network, (iv) creating and maintaining high levels of customer satisfaction, and (v) utilizing its existing installed base, worldwide distribution network and direct customer contacts to identify emerging market needs and future growth opportunities.

     The Company was incorporated in Michigan in 1983. Its principal executive offices are located at 5840 Interface Drive, Ann Arbor, Michigan 48103 and its telephone number at that address is (313) 994-0591. The Company also maintains a software development and software manufacturing facility in Virginia Beach, Virginia and a European sales and service office near Amsterdam, the Netherlands.

                                  THE OFFERING

Common Stock offered...........................  1,000,000 shares
Common Stock to be outstanding after the
  offering.....................................  4,044,415 shares(1)
Use of proceeds................................  To repay bank debt and for general corporate purposes. See "Use of Proceeds".
SmallCap Market symbol.........................  NEMA

- ---------------

(1) Excludes (i) 344,150 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and 445,250 shares available for option grants under the Company's stock option plans; (ii) an additional 695,270 shares of Common Stock reserved for issuance upon exercise of outstanding warrants; and (iii) 40,000 shares of Common Stock that the Representative will be able to acquire upon exercise of the Warrant.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                            YEAR ENDED SEPTEMBER 30,                MARCH 31,
                                         -------------------------------     -----------------------
                                          1993        1994        1995        1995          1996
                                         -------     -------     -------     -------     -----------
STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $12,242     $15,287     $17,576     $ 8,595       $10,071
Gross profit...........................    3,073       3,243       6,194       2,716         4,424
Operating income (loss)................   (1,355)     (2,698)        607         118           470
Net income (loss)......................   (1,409)     (2,797)        303          35           131
Earnings (loss) per share..............    (1.01)      (1.75)       0.14        0.02          0.04
Supplemental earnings per share(1).....                             0.17                      0.06
Weighted average shares outstanding....    1,409       1,600       2,180       1,754         3,429

                                                                              AS OF MARCH 31, 1996
                                               AS OF SEPTEMBER 30,           -----------------------
                                         -------------------------------                     AS
                                          1993        1994        1995       ACTUAL      ADJUSTED(2)
                                         -------     -------     -------     -------     -----------
BALANCE SHEET DATA:
Working capital........................  $ 2,917     $ 1,131     $ 1,270     $ 2,902       $11,657
Total assets...........................    9,677       9,700      15,204      16,705        22,600
Long term debt (less current
  maturities)..........................    1,351       1,848       2,306       3,626         3,626
Total liabilities......................    4,063       6,602       8,668       9,631         6,771
Stockholders' equity...................    5,614       3,098       6,536       7,074        15,829

- ---------------

(1) Supplemental earnings per share reflects: (i) the issuance of a sufficient number of shares of Common Stock necessary to repay the average debt outstanding under the revolving line of credit for the respective periods; and (ii) the elimination of interest expense, net of income taxes, related to such borrowings.

(2) Adjusted to give effect to the sale of 1,000,000 shares of Common Stock offered hereby at an estimated price of $9.75 per share, less applicable underwriting discounts and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered.

UNPROFITABLE HISTORY

     The Company generated net income in fiscal 1995 and the first six months of fiscal 1996 after incurring net losses for each of the five fiscal years ended September 30, 1990 through 1994, including net losses of approximately $2,797,000 and $1,409,000 for the fiscal years ended September 30, 1994 and 1993, respectively. As a result of such losses, the Company has an accumulated deficit of $78,000 and total stockholders' equity of $7,074,000 at March 31, 1996. Although the Company generated net income of $303,000 for the year ended September 30, 1995, $74,000 was attributable to foreign currency gains. See "Risk Factors -- Exposure to Foreign Currency Exchange Risk".

     The independent auditors' report for the fiscal year ended September 30, 1994 (which is included elsewhere in this Prospectus) contains an explanatory paragraph to the effect that the related financial statements had been prepared assuming that the Company would continue as a going concern but stated that there were matters that raised substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements for such year indicated that the Company's continuation as a going concern was dependent upon the Company's ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its short-term borrowing agreement, to renew its bank credit agreement or obtain alternative financing and, ultimately, to attain profitability. See the Company's Consolidated Financial Statements contained elsewhere in this Prospectus. Although the Company has recently been profitable, is currently in compliance with the covenants in its loan documents, and has obtained a significant amount of additional debt and equity financing to address its short term cash needs, there can be no assurance that the Company will continue to be profitable, will continue to be in compliance with the covenants in its loan documents or will be able to generate sufficient cash flow in the future.

FLUCTUATIONS IN OPERATING RESULTS

     The Company may in the future experience fluctuations in revenue and operating results from period to period as a result of several factors including, without limitation, the demand for the Company's existing products; the mix of products sold; the ability to develop, introduce and ship new products; market acceptance of or defects in the Company's existing, new or enhanced products; new product introductions and announcements by the Company, the Company's competitors or the Company's customers; accounting charges due to obsolete products or inventory; changes in Company strategy; increased competition and pricing pressures; and changes in economic conditions generally. In addition, because the Company receives a substantial amount of its net revenues from a limited number of relatively significant purchase orders, the size, timing and recognition of revenue from such orders may materially affect the Company's results of operations in a given period. As a result of these factors, there can be no assurance that the Company will be profitable in the future on a quarterly or annual basis. It is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Common Stock would likely be materially adversely affected. See "Risk Factors -- Stock Price Volatility", "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

NEW PRODUCTS AND TECHNOLOGICAL CHANGE

     The industrial operator workstation and industrial software markets in which the Company competes are characterized by rapid and significant technological advances, evolving industry standards, changes in customer requirements and the introduction of new products and services using new technologies. The Company's future success will depend on, among other things, its ability to anticipate and adapt to its customers' changing needs and to provide, on a continuing basis, the most effective solutions permitted by the available technology. In addition, new and enhanced products and solutions affecting the Company's markets are continually being introduced by the Company's competitors which may have a material adverse effect on the Company's ability to sell its products. There can be no assurance that the Company will be able to bring sufficient funds and talent to bear to meet the changes faced by firms competing in markets driven by high technology. The Company's failure to successfully keep pace with technological advances may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the failure of the Company's software products to achieve and sustain market acceptance, and the increased pace at which the Company may be required to introduce new products in response to technological advances, evolving industry standards, changing customer requirements and introductions and enhancements of competitive products, could result in the write-off of capitalized software costs, which could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Software products as internally complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite extensive product testing by the Company and by current and potential customers, there can be no assurance that defects or errors will not be found in the Company's new software products or in new versions or enhancements after commencement of commercial shipments. Such defects or errors could result in damage to the Company's reputation, loss of revenue, delay in market acceptance, diversion of resources and increased warranty costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The success of the Company's business strategy depends primarily on the continued progression of the trend away from PLCs to PC-based solutions for discrete logic control applications in the industrial automation industry. If the progression to PC-based solutions is slower than expected by the Company or fails to occur as the Company expects, or if the Company's estimate of the market size is smaller than anticipated, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business -- The Industrial Automation Industry".

DEPENDENCE ON PROPRIETARY TECHNOLOGY; PENDING LITIGATION

     The Company has one registered patent and relies principally on trade secret and other common law protection of its intellectual property. There is no assurance that the Company will be able to protect its proprietary technology or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology. There is no assurance that foreign intellectual property laws will protect the Company's intellectual property rights with respect to its products sold abroad. In addition, the computer industry is characterized by frequent litigation regarding patents and other intellectual property rights. Litigation may be necessary to enforce the Company's proprietary rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of patent infringement. If an infringement claim is asserted against the Company, the Company may seek to obtain a license under the other party's intellectual property rights. There is no assurance that a license would be available on reasonable terms or at all.

     The Company is currently involved in certain litigation relating to the acquisition of Universal Automation, Inc. and the ownership of the FloPro(R) patent. While the Company believes that the litigation is without merit and intends to defend its position vigorously, there can be no assurance that the outcome of the litigation will not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, such litigation, as well as any other possible future litigation with respect to the Company's patents or other intellectual property, could result in substantial cost to the Company and diversion of management time and other Company resources and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings".

COMPETITION

     The industrial automation solutions industry is highly competitive. The Company competes directly with many firms that supply industrial automation equipment, systems and software that are alternatives to those of the Company. Many of these competitors have substantially greater resources than the Company. As a result, they may be able to devote substantially greater resources to the development, promotion and sale of products than are available to the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations. See "Business -- Competition".

DEPENDENCE ON THIRD PARTY SUPPLIERS

     The Company is dependent on third parties for a continuing supply of the components it uses for the manufacture of its hardware products. As part of the Company's turnaround plan initiated in fiscal 1995, the Company altered its purchasing practices and purchased raw materials and components in smaller quantities and more on a "just in time" basis than in previous years. Although substantially all of the components used in the Company's products are available from multiple sources, the Company may experience shortages in supply from its suppliers due to various factors, including increases in market demand for certain components which occur from time to time and the limited capacity of certain suppliers. While the Company believes that it has arranged for an adequate supply of components to meet its requirements, the Company has no long-term contract with any suppliers of components and there is no assurance that the Company will continue to be able to obtain all of the components it requires. The Company believes that the partial or complete loss of one or more suppliers is not likely to have a material long-term impact on its operations but, due to the Company's purchasing practices and attempts to minimize the inventory it maintains, such a loss could cause significant production delays which could have a material adverse effect on the Company's business, financial condition and results of operations in the short term. See "Business -- Manufacturing and Supply".

EXPOSURE TO FOREIGN CURRENCY EXCHANGE RISK

     The Company's international operations expose the Company to constantly fluctuating currency rates. Currency fluctuations have in the past adversely affected, and may in the future adversely affect, the Company's reported revenue, expenses and stockholders' equity. A majority of the Company's international sales are denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies may have the effect of reducing the Company's reported revenue and profits from international sales denominated in such currencies. If the Company were to increase its prices in certain markets in response to such fluctuations, its products may be less competitive in those markets. As the Company increases emphasis on foreign sales, it may increase the amount of foreign sales denominated in currencies other than U.S. dollars. While the Company intends to enter into forward exchange contracts to hedge exposures related to foreign currency fluctuations, there can be no assurance that the Company will not incur losses as a result of such fluctuations which could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

EFFECT OF RECENT ACQUISITIONS ON OPERATIONS

     On March 3, 1995, the Company consummated a merger with Imagination Systems, Inc. and, on September 20, 1995, acquired Universal Automation, Inc. through the Company's wholly owned subsidiary, NemaSoft, Inc. The Company believes that these transactions will result in more effective new product development, particularly software, and contribute to its efforts to achieve consistent profitability. There can be no assurance, however, that these transactions can assist the Company in achieving consistently profitable operations. See "Risk Factors -- New Products and Technological Change", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Corporate History".

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance will depend to a significant degree upon the continuing contributions of its key management, sales, marketing, customer support and product development personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain such personnel or that it will be able to attract, assimilate or retain such highly qualified personnel as may be required in the future. If the Company is unable to retain its key management personnel, particularly Frank G. Logan, III, the President and Chief Executive Officer, and David P. Gienapp, the Vice President -- Finance and Administration, Treasurer and Chief Financial Officer, or attract, assimilate and retain additional qualified personnel as needed, or if a significant number of its sales, marketing, customer service or product development personnel should no longer be active in the Company's business, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business -- The Nematron Strategy" and "Management".

SUBSTANTIAL INFLUENCE BY EXISTING SHAREHOLDERS

     Upon completion of this offering, the Company's officers, directors, principal shareholders and their affiliates will own approximately 31.5% of the outstanding Common Stock of the Company. As a result, they will be able to substantially influence all matters requiring approval by the shareholders of the Company, including the election of directors.

POTENTIAL DILUTION OF INTEREST

     The Company currently has outstanding warrants and options to purchase approximately 1,046,000 shares of Common Stock (approximately 26% of the shares of Common Stock outstanding after the issuance of shares in the offering being made by this Prospectus) at prices which are less than the price per share at which shares of Common Stock are being offered pursuant to this Prospectus. See
Note 9 of Notes to Consolidated Financial Statements. The exercise of all or a substantial portion of such warrants and options would result in substantial dilution of the ownership interests of purchasers in this offering. In addition, 945,526 restricted shares of Common Stock, issued by the Company in connection with the merger with Imagination Systems, Inc., were recently registered by the Company on behalf of the holders of such shares for resale in the market at any time, as required in the related merger agreement. A total of 521,246, or 55.1%, of such shares may not be sold for 120 days after the date of this Prospectus without the consent of the Representative. If the holders of such shares or the shares underlying such warrants and options cause a large number of shares to be sold in the public market, such sales could have a material adverse effect on the market price for the Common Stock. See "Underwriting".

STOCK PRICE VOLATILITY

     The trading price of the Company's Common Stock has been, and in the future could be, subject to wide fluctuations in response to public announcements of technological innovations or new products by the Company or its competitors, the Company's results of operations, changes in earnings estimates for the Company by securities analysts, general conditions in the industrial automation industry and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price of the stock of many high technology companies and that have often been unrelated or disproportionate to the operating results of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. The market prices of the shares of these companies, including the Company, are at or near their historical highs and reflect price-to-earnings ratios substantially above historical norms. There can be no assurance that the trading price of the Common Stock will remain at or near its current level. See "Price Range of Common Shares".

RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

     Substantially all of the assets of the Company are pledged as collateral under the Company's credit facilities. The Company is restricted under these credit facilities from declaring or paying cash dividends. Accordingly, the Company's shareholders should not anticipate dividend income from shares of the Common Stock. See "Dividend Policy".

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Michigan law and the Company's Articles of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying any change in control of the Company. These provisions include a classified board of directors and a requirement that shareholders provide advance notice of nominations to be made and business to be proposed at meetings of shareholders. The Michigan Business Corporation Act also contains provisions which will impede a potential change of control of the Company not approved by the Board of Directors. See "Description of Capital Stock".

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby are estimated to be $8,755,000 ($10,114,000 if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $9.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use the net proceeds of the offering to repay all of the outstanding indebtedness under its revolving line of credit facility, which was incurred for working capital purposes. As of May 17, 1996, there was $3,250,000 outstanding under this facility. The resulting available credit under such facility, as well as the remaining net proceeds from the offering of Common Stock being made hereby, will be used for working capital and other general corporate purposes. Pending such uses, the net proceeds may be invested in general obligations issued by the U.S. Government or issued or guaranteed by agencies or instrumentalities of the U.S. Government, obligations of certain U.S. commercial banks, certain highly rated commercial paper or short-term corporate obligations, or certain bank money market funds investing in such instruments. Although the Company reviews potential acquisition opportunities from time to time, the Company has no current agreements or understandings with respect to, and is not engaged in negotiations concerning, any acquisitions.

     The revolving line of credit facility bears interest at a rate equal to 1.5% over the prime rate (10.25% on March 31, 1996). Outstanding indebtedness under the revolving line of credit facility is due on demand and expires January 31, 1997. See Note 6 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON SHARES

     Since October 5, 1995, the Common Stock has been traded on the SmallCap Market under the symbol NEMA. Prior to October 5, 1995, the Common Stock was traded in the over-the-counter market and was quoted on the NASD OTC Bulletin BoardSM. The following table sets forth, for the period October 1, 1993 through October 4, 1995, the high and low bid as quoted by the National Association of Securities Dealers through the NASD OTC Bulletin BoardSMand, for the period October 5, 1995 through May 17, 1996, the high and low sales prices for the Common Stock as reported on the SmallCap Market. The quotations for the period October 1, 1993 through October 4, 1995 reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                           HIGH           LOW
                                                                          ------         -----
FISCAL 1994
  First Quarter.........................................................  $ 1.75         $0.87
  Second Quarter........................................................    2.00          1.12
  Third Quarter.........................................................    2.00          1.62
  Fourth Quarter........................................................    2.00          1.62
FISCAL 1995
  First Quarter.........................................................  $ 1.75         $0.87
  Second Quarter........................................................    2.00          1.37
  Third Quarter.........................................................    2.12          1.62
  Fourth Quarter........................................................    6.50          1.75
FISCAL 1996
  First Quarter (Oct. 1 - Oct. 4).......................................  $ 5.50         $5.12
  First Quarter (Oct. 5 - Dec. 31)......................................    5.50          4.25
  Second Quarter........................................................   10.50          4.50
  Third Quarter (through May 17)........................................   10.75          7.25

     On May 17, 1996, the last reported sale price of Common Stock as reported on the SmallCap Market was $10.00 per share. There are approximately 950 holders of record of the Company's Common Stock, based upon the records of the Company's transfer agent.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock, and it does not intend to pay any cash dividends on the Common Stock in the foreseeable future. The Company currently anticipates that it will retain all of its earnings for use in the operation and expansion of its business. A covenant contained in the Company's Term Loan and Warrant Purchase Agreement prohibits the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at March 31, 1996, and as adjusted to reflect the receipt by the Company of $8,755,000 of estimated net proceeds from the sale of the shares offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds". This table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Short-term debt:
Current maturities of long-term debt...................................  $   110       $   110
Notes payable to bank(1)...............................................    2,860             0
                                                                         --------     --------
     Total short-term debt.............................................  $ 2,970       $   110
                                                                         ========     ========
Long-term debt, less current maturities................................  $ 3,626       $ 3,626
Stockholders' equity:
  Common Stock, no par; 15,000,000 shares authorized; 3,037,710 issued
     and outstanding(2)................................................    7,216        15,971
  Foreign currency translation adjustment..............................      (64)          (64)
  Accumulated deficit..................................................      (78)          (78)
                                                                         --------     --------
     Total stockholders' equity........................................    7,074        15,829
                                                                         --------     --------
          Total capitalization.........................................  $10,700       $19,455
                                                                         ========     ========

- ---------------

(1) Represents borrowings due on demand under the revolving line of credit facility, which expires January 31, 1997. These borrowings are collateralized by substantially all of the Company's assets. All of the borrowings under the revolving line of credit are to be repaid with a portion of the net proceeds of this offering. See "Use of Proceeds".

(2) Does not include (i) 344,150 shares reserved for issuance at May 17, 1996 upon exercise of outstanding options and 445,250 shares available for option grants under the Company's stock option plans; (ii) 695,270 shares reserved for issuance pursuant to the exercise of outstanding warrants; and (iii) 40,000 shares of Common Stock that the Representative will be able to acquire upon exercise of the Warrant.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for and as of each of the five years ended September 30, 1995 are derived from the Company's audited consolidated financial statements. The selected consolidated financial data as of September 30, 1995 and for the years ended September 30, 1994 and 1995 should be read in conjunction with the Company's audited Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated financial data as of March 31, 1996 and for the six months ended March 31, 1995 and 1996 are derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for such periods and as of such dates. The consolidated results of operations for the six months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year.

                                                                                         SIX MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,                   MARCH 31,
                                       -----------------------------------------------   -----------------
                                        1991      1992      1993      1994      1995      1995      1996
                                       -------   -------   -------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................  $16,453   $14,070   $12,242   $15,287   $17,576   $ 8,595   $10,071
Cost of revenues.....................   10,610     9,251     9,169    12,044    11,382     5,879     5,647
                                       -------   -------   -------   -------   -------   -------   -------
          Gross profit...............    5,843     4,819     3,073     3,243     6,194     2,716     4,424
Operating expenses:
  Product development costs..........    1,261     1,479       552     1,645       894       459       603
  Selling, general and administrative
     expenses........................    4,559     3,421     3,876     4,296     4,693     2,139     3,351
                                       -------   -------   -------   -------   -------   -------   -------
          Total operating expenses...    5,820     4,900     4,428     5,941     5,587     2,598     3,954
                                       -------   -------   -------   -------   -------   -------   -------
Operating income (loss)..............       23       (81)   (1,355)   (2,698)      607       118       470
Other income (expense), net..........     (318)     (175)     (250)      (99)     (304)      (83)     (339)
                                       -------   -------   -------   -------   -------   -------   -------
Income (loss) before taxes on
  income.............................     (295)     (256)   (1,605)   (2,797)      303        35       131
Taxes on income......................     (130)     (135)     (196)        0         0         0         0
                                       -------   -------   -------   -------   -------   -------   -------
Net income (loss)....................  $  (165)  $  (121)  $(1,409)  $(2,797)  $   303   $    35   $   131
                                       =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per share............  $ (0.12)  $ (0.09)  $ (1.01)  $ (1.75)  $  0.14   $  0.02   $  0.04
                                       =======   =======   =======   =======   =======   =======   =======
Weighted average shares
  outstanding........................    1,400     1,378     1,409     1,600     2,180     1,754     3,429
                                       =======   =======   =======   =======   =======   =======   =======
BALANCE SHEET DATA:
  (at end of period)
Working capital......................  $ 4,012   $ 4,610   $ 2,917   $ 1,131   $ 1,270             $ 2,902
Total assets.........................   12,012    11,660     9,677     9,700    15,204              16,705
Long term debt (less current
  maturities)........................    1,742     1,555     1,351     1,848     2,306               3,626
Stockholders' equity(1)..............    6,331     7,050     5,614     3,098     6,536               7,074

- ---------------

(1) The Company has paid no dividends on Common Stock during the periods presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company generated net income in fiscal 1995 after incurring net losses for each of the five fiscal years ended September 30, 1990 through 1994. The return to profitable operations in fiscal 1995 was due to the successful implementation, beginning in October 1994, of a turnaround plan that affected virtually all areas of the Company. Due to cash required to fund losses generated in the immediately preceding two years, by October 1994, the Company's working capital had been eroded and the Company was generally unable to generate sufficient funds with which to purchase required inventories and to keep current with its vendor payments. A key component of the turnaround plan was to obtain additional funds through an expansion of the Company's bank line of credit and the incurrence of subordinated debt through a private placement. The Company's turnaround plan also included, among other things, a reduction of staff by over 20%, a wage freeze and/or salary decreases for all personnel, implementation of improved financial and operating controls, entering into extended payment terms with certain key vendors, strengthening its sales and distribution network, upgrading its financial, engineering and marketing staffs and realigning corporate responsibilities. Later in fiscal 1995, the Company replaced certain members of management, continued to improve operating and financial controls, and implemented its corporate strategy to reduce unprofitable product offerings, control its discounting policies, introduce higher margin computers and hardware products and shift its focus from relying exclusively on computers and other hardware factory automation products to increasing its revenues from sales of integrated hardware and software solutions. In order to increase its revenues from sales of integrated hardware and software solutions, the Company merged with ISI in March 1995 and acquired UAI in September 1995, both of which develop and market software products. The turnaround plan described above has been substantially completed, although adjustments of such actions will continue to occur in the normal course of business. The Company intends to place additional emphasis on foreign sales in fiscal 1996. See "Business -- Corporate History" and "Business -- The Nematron Strategy".

     Management's continuing strategy is to incorporate software products developed by ISI and UAI into the Company's product offerings and to vertically integrate its product offerings to include both hardware and software products related to industrial automation. The Company's marketing and sales efforts to existing and new customers include stand-alone computers, software products and bundled products. The Company intends to continue its shift of business away from dominance by computer hardware sales, and will pursue the development of existing and new software products. Additionally, the Company has identified new markets for both hardware and software products, and will pursue new business from customers which offer the greatest likelihood of large hardware unit volume and/or large dollar volume from software products and licenses. Management anticipates significant growth in the industrial software marketplace and intends, through concentrated development and aggressive marketing and sales efforts, to capture an increasing percentage of that market.

     The Company and its wholly owned subsidiary, NemaSoft, Inc., are defendants in a lawsuit brought by one of its competitors, Xycom, Inc., seeking unspecified damages based on allegations of, among other things, disclosure of trade secrets and tortious interference with contractual relations. The suit also seeks to enjoin the use of certain marketing, business and other non-technical information which it alleges constitutes trade secrets and to unwind the merger of UAI into NemaSoft. Although the Company cannot predict the likely outcome of the lawsuit at this preliminary stage of the proceedings, management believes that, even if the Company does not prevail, the ultimate disposition of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance, however, that the outcome of the litigation will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Legal Proceedings".

     The following discussion and analysis contain a number of "forward looking statements" within the meaning of the Securities Exchange Act of 1934, as amended, with respect to expectations for future periods which are subject to various uncertainties explained herein.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED MARCH 31, 1996 COMPARED TO SIX MONTHS ENDED MARCH 31, 1995

     Net revenues for the six month period ended March 31, 1996 increased $1,476,000 (17.2%) compared to the same period last year. The increase in net revenues was due equally to an increase in software revenues resulting from the Company's acquisitions of ISI and UAI in March 1995 and September 1995, respectively, and to increases in sales volume and prices of hardware products in response to increases in the level of marketing and sales efforts during the current period. Domestic revenues for the six month period ended March 31, 1996 increased $2,386,000 while foreign revenues decreased $909,000 compared to the same period last year. Domestic revenues reflect the strong demand for new hardware and software products in North America in response to increased marketing and sales efforts. Foreign revenues have decreased due to the timing of planned purchases by certain customers of the Company's new products and the Company's decreased emphasis and planned phase out of certain older products. Additionally, international marketing and sales campaigns for ICCs and for certain of the Company's software products are not planned until later in fiscal 1996.

     Gross profit for the six month period ended March 31, 1996 increased $1,708,000 over the same period last year. Gross profit as a percentage of net revenues in the current period was 43.9% versus 31.6% in the same period last year. The improvement is due primarily to the high gross profit margin afforded by software and applied systems revenue and, to a lesser extent, to price increases and cost controls in place during the entire current period compared to most of the year earlier period.

     Total operating expenses for the six month period ended March 31, 1996 increased $1,356,000 (52.2%) over the comparable period last year primarily as a result of higher sales and marketing costs and increased product development efforts. The average number of employees during the six months ended March 31, 1996 increased by approximately 25% over the comparable period a year ago as increased emphasis was placed on sales, marketing and product development. The Company intends to continue to invest in product development efforts.

     Interest expenses for the six month period ended March 31, 1996 increased to $321,000 from $189,000 for the comparable period last year, due primarily to increased average borrowing levels and higher effective interest rates. Total debt levels increased due to increased borrowings on the bank line of credit and increases in the mortgage note and subordinated debt levels.

     Foreign currency losses of $14,000 were recorded in the six month period ended March 31, 1996 compared to foreign currency gains of $105,000 in the comparable period last year. The foreign currency gains and losses are largely attributable to the impact of translating Dutch guilder transactions of the Company's Netherlands-based subsidiary to the Company's functional U.S. dollar currency.

  FISCAL 1995 COMPARED TO FISCAL 1994

     Net revenues were $17,576,000 in fiscal 1995 compared to $15,287,000 in fiscal 1994. This represents an increase of $2,289,000, or 15.0%, compared to fiscal 1994. Of the increase, $704,000, or 30.8%, was attributable to revenues from software sales, which were not material in fiscal 1994, and $1,585,000, or 69.2% of the increase, was attributable to increases in sales of Industrial Workstations(TM) and related parts and service. The increase in sales of Industrial Workstations(TM) and related parts and service represented an increase of 10.5% in fiscal 1995 over fiscal 1994, and resulted from both price increases on several products and a reduction in discounts given to certain distributors and direct sales accounts. Price increases, ranging from 1% to 20%, were made on a product by product basis and distributor discount controls were established for specific accounts where needed. Both of these activities were undertaken as part of the Company's turnaround plan initiated in fiscal 1995. Foreign revenues increased in fiscal 1995 by $1,942,000, or 42.5%, over foreign revenues in fiscal 1994, reflecting the strong demand in Europe and favorable customer response to increased marketing and sales efforts expended by the Company over the last several years. Domestic revenues increased in fiscal 1995 by $347,000, or 3.2%, over domestic revenues in fiscal 1994 due almost exclusively to increased software sales. Management expects that the growth in revenues experienced in fiscal 1995 will continue at or near the fiscal 1995 rate as the initial response to the Company's new products has been favorable, and the Company will continue to place increased emphasis on marketing and sales efforts, especially to new customers which have the greatest likelihood for large hardware unit volume and/or large dollar volume from software products and licenses. Also, software revenues from newly developed or acquired software products will be included in Company revenues for a full year in fiscal 1996 versus being included for a partial year in fiscal 1995. The Company's expectation of revenue growth is also based on management's assumption and belief that the products introduced in late fiscal 1995 and planned for release in fiscal 1996 are technologically more advanced than certain comparably priced competing products and that the expansion of the Company's product line will result in the addition of new distributors to the Company's distribution network. The actual growth in net revenues for fiscal 1996 is subject to a number of uncertainties, however. For example, the marketplace may not respond favorably to the Company's sales and marketing efforts, latent technological deficiencies in the new products may reduce demand for the products, the anticipated interest of new distributors in the Company's products may not come to fruition, or technological advances by competing products may reduce demand for the Company's products. The occurrence of any of these events could result in the Company's net revenues growing at a reduced rate or declining.

     Cost of revenues include costs related to raw materials and component parts, direct labor, burden, amortization of capitalized software costs, provisions for warranty expenses on products sold and provisions for excess and obsolete inventory. There were no material changes in costs of raw materials, direct labor or burden, but amortization of capitalized software costs increased in relation to increases in software-related revenues in fiscal 1995 compared to fiscal 1994. In fiscal 1994 and 1995, the Company placed a significantly increased emphasis on improving the overall quality of all products assembled and shipped through improved manufacturing techniques, placing higher quality standards on purchased materials, and improving shipping and packaging methods. Additionally, in late fiscal 1994, the Company followed industry trends and reduced its warranty period from an average of 30 months to 18 months. As a result of such actions, warranty expenses have decreased by approximately $90,000 in fiscal 1995 compared to fiscal 1994, and the year-end warranty reserve has decreased by approximately $110,000. As part of the turnaround plan initiated in fiscal 1995, the Company altered its purchasing practices and purchased raw materials in smaller quantities and more on a "just in time" basis than in previous years. Also, the Company phased out its product offerings only when it was economical to do so -- i.e., when component parts inventory for a potential phase-out product were minimal. As a result of such actions, the need for a significant addition to the year-end provision for excess and obsolete inventory was eliminated in fiscal 1995.

     Gross profit increased in fiscal 1995 to $6,194,000, or 35.2% of net revenues, from $3,243,000, or 21.2% of net revenues, in fiscal 1994. The increase in gross profit in fiscal 1995 was due to implementation of the Company's turnaround plan through increasing prices and/or decreasing discounts for certain products and to certain major customers, the elimination of certain low margin products from the Company's product offerings, and the increase in sales of higher margin hardware and software products. In fiscal 1995, the elimination of low margin products had the added benefit of reducing the number of unique hardware components purchased and maintained in inventory. Further, higher margin hardware and hardware bundled with software embedded into the product was emphasized in the Company's sales and marketing efforts. In fiscal 1995 total gross profit improved due to the sales of such bundled products and certain software products, primarily AutoNet(TM) software and the related integration services resulting from the Company's merger with Imagination Systems, Inc. ("ISI") in March 1995. Also, approximately $150,000 of revenue was recorded from sales of FloPro(R) software licenses resulting from the Company's acquisition of Universal Automation, Inc. ("UAI") in September 1995, and such sales of high margin software had a positive impact on overall gross profit. The lower gross profit in fiscal 1994 was also the result of increased provisions for warranty costs and for additional reserves for excess and obsolete inventory; similar increases in provisions and reserves were not required in fiscal 1995. Management expects that gross profit will continue to improve, but at a slower rate than the growth rate experienced in fiscal 1995. The expected increase in gross profit in fiscal 1996 is due to the Company's continued shift away from lower margin hardware products, the continued elimination of lower margin products and a favorable response to the Company's marketing and sales efforts with respect to higher margin hardware and software products. The actual gross profit growth rate for fiscal 1996 is subject to various uncertainties, however. For example, the Company may be unable to sustain product price increases implemented in fiscal 1995 if there is a reduction in customer demand or a substantial decrease in competitors' prices on comparable products, raw material prices may increase to an extent that cannot be passed on to customers or the Company's marketing efforts to boost sales of higher margin products may not be successful. The occurrence of any of these events would adversely affect the Company's gross profit.

     Product development costs decreased in fiscal 1995 by $751,000, or 45.7%, over the fiscal 1994 level, primarily due to write-offs of previously capitalized software costs related to one major and several smaller projects in fiscal 1994, which write-offs were not required in fiscal 1995. A larger percentage of the Company's software development efforts were capitalizable expenditures in fiscal 1995 than in fiscal 1994. The most significant of these products was the PowerVIEW(TM) product which was released in September 1995. Approximately $494,000 more software development costs, primarily related to PowerVIEW(TM), were capitalized in fiscal 1995 than in fiscal 1994. Included in the fiscal 1994 product development costs of $1,645,000 was a $440,000 write-off of previously capitalized costs related to the abandonment in the fourth quarter of fiscal 1994 of in-process software which was being developed in fiscal 1993 and fiscal 1994 and which was to be the basis for the Company's next generation of industrial workstation products. In the fourth quarter of fiscal 1994 and prior to the issuance of its financial statements, the Company completed its review and evaluation of its in-process software. The Company determined that, although the in-process software would accomplish its designed functions, it would be more economical and beneficial to base the next generation of Company products on the software developed by ISI. Consequently, the Company wrote off in the fourth quarter of fiscal 1994 all costs associated with its internally developed software project. Product development expenses, which are a function of new product research and development and existing product enhancement efforts, are expected to increase over the fiscal 1995 level as a result of planned efforts to update several existing products and plans to engage in additional research efforts on new products and technologies. The actual level of product development expense for fiscal 1996 is subject to various uncertainties, including the Company's potential inability to attract and/or retain qualified persons to perform the planned activities and the potential lack of available cash to fund the planned activities. In addition, it is possible that research and development efforts could proceed more quickly than anticipated and require the Company to capitalize (rather than expense) the costs related to such efforts.

     Selling, general and administrative expenses in fiscal 1995 increased by $397,000, or 9.2%, over the fiscal 1994 level, due principally to increased marketing and sales efforts in the second half of the fiscal year undertaken to achieve the sales growth discussed previously, including the sales and marketing efforts needed for products acquired through the ISI merger and other new product introductions, and for the expansion of the Company's sales force and its distribution network. Also, the Company experienced certain increases in general and administrative expenses due to the merger of the Company with ISI in March 1995. The acquisition of UAI in September 1995 had an insignificant impact on selling, general and administrative expenses in fiscal 1995. The Company's turnaround efforts included reductions early in fiscal 1995 of several selling, general and administrative personnel, and the realization of certain efficiencies resulting from a realignment of responsibilities. Additionally, the salaries of all officers and most middle management personnel were reduced by between 5% and 20%, other salaries were frozen and, to the extent practical, all non-essential spending was curtailed. The rate of increase in selling, general and administrative expenses is expected to approximate the growth rate in fiscal 1995. This expectation is based upon planned increases in support staff and marketing staff, general cost increases due to expanding marketing, sales and other activities and inclusion of the cost of maintaining the Virginia facility for a full year in fiscal 1996 compared to a partial year in fiscal 1995. The actual rate of growth is subject to various uncertainties, however. These include the Company's potential inability to attract and retain qualified personnel as planned and the potential need to curtail planned marketing and sales efforts and other activities if the necessary funds are not available.

     Interest expense in fiscal 1995 increased by $138,000 due to higher borrowing levels which were necessary to fund fiscal 1994 losses and the expansion of business in fiscal 1995. Average borrowings under the Company's bank line of credit increased by $462,000 and the average interest rate on such borrowings increased by 3.22%. Additionally, the Company increased its borrowings under convertible subordinated notes by $262,000 for most of fiscal 1995, borrowed $100,000 under a short term loan with a bank, and borrowed $100,000 from former ISI shareholders for a portion of fiscal 1995. In August 1995, the Company eliminated

$200,000 of subordinated debt through conversion of a convertible subordinated note into Common Stock and entered into a new term note collateralized by a mortgage. In September 1995, the Company increased the amount of its available line of credit and utilized a portion of such increase. In November 1995, the Company repaid $444,000 of convertible subordinated debt with proceeds of $1,800,000 of new subordinated debt. The net effect of these transactions was an increase in total debt for fiscal 1995 over fiscal 1994, and an increase in average debt outstanding for fiscal 1996 is anticipated. Therefore, interest expense is expected to increase in fiscal 1996.

     Foreign currency gain totaled $74,000 in fiscal 1995 compared to $40,000 in fiscal 1994. The gain resulted in each period primarily from translating the intercompany balance between the Company and its Netherlands-based wholly owned subsidiary at year end exchange rates of U.S. dollars to the Dutch guilder. Only the portion of the intercompany balance planned or anticipated to be settled in the foreseeable future is subject to foreign exchange gain or loss. The foreign currency gain has no effect on near-term liquidity. While the foreign currency gain has been significant to operations in fiscal 1995, management does not expect the effect of foreign currency transactions to be significant in fiscal 1996 as the intercompany balance which is subject to translation is reduced from the levels maintained in fiscal 1995.

  NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement is effective for fiscal years beginning after December 15, 1995 and requires long-lived assets and certain intangible assets to be carried at the lower of cost or fair value less cost to sell if recoverability is determined to be questionable. The Company does not believe adoption of this statement will have a material impact on operations.

     In November 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation". This statement is effective for fiscal years beginning after December 15, 1995. Companies have a choice to include a reasonable estimate of expense for all stock-based compensation in the operating statement, or to disclose the effect of adopting the provisions of the statement on a pro forma basis in a footnote to the financial statements. The Company anticipates that it will include the effects of the statement in a pro forma disclosure, and it is unable to estimate the impact of the statement at this time.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1995, the Company increased its capital resources by obtaining a new term note secured by a mortgage, $79,000 of equipment under capital leases, $262,000 of proceeds under convertible subordinated notes and $500,000 under terms of an increased bank credit line. Additionally, the Company has renegotiated the agreement underlying its bank line of credit so that the maximum borrowings available have increased to $3,250,000, which represents an $800,000 increase over the amount available during fiscal 1995. Although the maximum amount that can be drawn is limited by a formula, the Company does not expect that the formula will materially limit the amount of funds available to be borrowed under the line of credit during fiscal 1996.

     In November 1995, the Company completed a private placement of subordinated debt. Under the terms of the Term Loan and Warrant Purchase Agreement, the note holders provided the Company with $1,800,000 of subordinated debt in return for 12% notes which require interest-only payments for three years. The net proceeds from the sale of the notes of $1,208,000, after payment of expenses and repayment of $444,000 of convertible subordinated debt to a note holder and the payment of investment banking fees, were added to working capital.

     In March 1996, the Company issued 168,000 shares of Common Stock upon the exercise of certain stock options and warrants. The Company received cash proceeds of approximately $420,000, which amount was added to working capital.

     The Company's operating activities used $1,224,000 of cash in the six months ended March 31, 1996, and $274,000 of cash in fiscal 1995. In fiscal 1994, operating activities provided $154,000 of cash. The use of cash in the six months ended March 31, 1996 was primarily the result of increases in inventory and accounts receivable to fund current growth in business activity, and the payment of a significant amount of accounts payable and accrued expenses. The use of cash in fiscal 1995 was primarily the result of increases in inventory and accounts receivable to fund the growth in business activity, partially offset by an increase in accounts payable and the Company's net income for the year. In fiscal 1996, the Company began implementing measures to reduce its inventory levels and increase inventory turnover, improve its cash collection procedures, and increase financial controls over its spending. The Company intends to continue these efforts, although there can be no assurance that such efforts will be successful. Working capital at March 31, 1996 was $2,902,000, compared to $1,270,000 at September 30, 1995.

     The Company intends to acquire hardware and software to improve its management information systems in fiscal 1996 at a cost estimated at $400,000, which the Company may finance through either a capital lease or a term loan from a local bank. Such expenditure is subject to funding availability and the availability of suitable hardware and software.

     The Company believes that the combination of the net proceeds from this offering, internally generated funds from operations, borrowings under the existing bank credit facilities or replacement facilities and the net proceeds from the November 1995 subordinated debt placement will be sufficient for the Company's operating and capital requirements for fiscal 1996.

                                    BUSINESS

GENERAL

     The Company is a designer, manufacturer and marketer of PC-based industrial automation solutions on a worldwide basis. These solutions include proprietary software for direct machine control, process visualization and data acquisition. Additionally, the Company is a long-standing and well-recognized producer of related hardware products, such as Industrial Workstations(TM) and ICCs, and has an installed base of more than 60,000 operator interface installations which the Company believes has resulted in brand name recognition and greater customer awareness of the Company's products. The Company is well positioned because of its combination of proprietary software and installed hardware base to capitalize on the industrial automation trend from higher cost, closed architecture PLCs to lower cost, open architecture PC-based solutions.

     The Company's recently developed or acquired software products, marketed under the trademarks FloPro(R), PowerVIEW(TM) and AutoNet(TM), are used in the industrial and factory automation workplace. FloPro(R) is a flowchart programming and direct machine control software product developed by UAI used to create, debug, document and execute control applications in a PC-based open architecture environment. The Company's PowerVIEW(TM) product is a powerful and comprehensive 32-bit Windows NT and Windows 95-based application development system for factory floor panel replacement applications. The Company's test and measurement software, AutoNet(TM), developed by ISI, allows for data acquisition and real-time processing of data and the performance of multiple functions at a high rate of speed and the graphic display of such real-time information through a wide variety of configurable graphic instruments, trends and Cartesian plots. All three software products may be run on computers sold by the Company or by most other manufacturers.

     The Company also produces a wide range of related hardware products, such as Industrial Workstations(TM), which are "ruggedized" computers with built-in displays, keyboards or other forms of operator input and are used by operators in industrial processing and factory floor environments to monitor and control machine and cell level operations. The primary focus is on applications where the extremes of temperature, shock and vibration, high humidity, airborne contaminants and physical abuse or hard use require the use of equipment that has been specially designed to operate more reliably than commercial grade equivalents. Certain of the Company's Industrial Workstations(TM) contain proprietary software embedded in the products as firmware, and such firmware is not sold separately.

     The Company's industrial hardware products are used in industrial manufacturing and process automation, specifically relating to operator-machine interface applications. The Company incorporates electronic technology and proprietary software in its Industrial Workstation(TM) products to satisfy a broad variety of customer applications. Such applications range from the replacement of traditional hardwired push buttons, lights and gauges that can be used with a single machine or local process, to advanced industrial computer-based systems that provide supervisory control or direct connection to input/output devices with the Company's FloPro(R) software and networking capabilities over a large number of machines. Important to nearly all hardware products is the ability to communicate to the process indirectly through an intelligent processor, such as a PLC, motion controller, or other form of specialized process controller.

     The Company sells its products through both a direct sales force and a broad distribution network. A majority of the Company's revenue is generated through its extensive network of more than 100 distributors located in 37 countries. The Company believes that the size and breadth of its distribution network is a significant competitive advantage for the Company.

     The Company maintains three primary facilities, located in Ann Arbor, Michigan, Virginia Beach, Virginia and Maarssenbroek, the Netherlands. The Ann Arbor facility houses the Company's headquarters and hardware design and manufacturing operations. The Company's software development and software manufacturing operations are conducted at the Virginia Beach facility. Software engineers and others located there are responsible for software product development, enhancement, maintenance, and reproduction of software. The Company's European sales, distribution management, application engineering and customer services are conducted through its office in the Netherlands. While a significant amount of the Company's foreign sales are shipped directly from Ann Arbor to its European customers, the Company maintains a small inventory of demonstration equipment and finished goods to support selected customers and a stock of spare parts in order to provide billable repair and warranty services. The European facility is primarily operated as a cost center since gross product margins and operating expenses cannot be reasonably allocated by region.

CORPORATE HISTORY

     The Company was incorporated in Michigan in October 1983. In 1986, the Company became a wholly-owned subsidiary of Interface Systems, Inc. ("Interface"). In February 1993, the Company became an independent publicly traded company as a result of the distribution by Interface of 100% of the shares of the Company on a pro rata basis to Interface's shareholders. In October 1993, the Company acquired certain business assets of Action Instruments, Inc. ("Action"), including product rights, tooling and fixtures and inventory related to Action's industrial computer business, for cash, Common Stock and a subordinated convertible note.

     Realizing the importance of providing both software and hardware solutions to its customers, the Company made two strategic acquisitions of leading industrial automation software companies in 1995. In March 1995, the Company completed its merger with ISI, a Virginia Beach, Virginia-based developer of industrial data acquisition and networking software, for Common Stock and warrants. ISI operates as a division of the Company, with its primary business being the development of software and the sale of AutoNet(TM) software and related application engineering services. In September 1995, the Company completed the acquisition of UAI, a Hudson, New Hampshire-based developer of industrial software for machine control that executes on Intel-based personal computers, including the FloPro(R) software described below, for Common Stock, warrants and cash. UAI operates under the name NemaSoft as a wholly-owned subsidiary of Nematron. The ISI and UAI transactions enabled the Company to obtain software expertise and software product development experience much more quickly than such expertise and experience could have been developed internally.

     Following the ISI merger, ISI's former president, Frank G. Logan, III, became President and Chief Executive Officer of the Company and instituted a turnaround plan for the Company, which plan is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

THE INDUSTRIAL AUTOMATION INDUSTRY

  THE TREND FROM PLCS TO PCS

     Since the early 1980s, PLC manufacturers have either developed their own operator interface capabilities or have bought brand label products from makers like the Company. The Company believes that there are currently five trends driving the industry toward a consolidation of operator interface and PLC functionality:

        - cost savings relating to both initial purchase and ongoing operating costs;

        -  performance (speed) improvements leading to higher production output;

        -  desire for open system solutions;

        -  space savings; and

        -  desire of customers for sourcing flexibility.

     Based on these trends, many experts now believe that the PC will eventually replace both the PLC and the operator interface for many plant floor control applications.

  THE INDUSTRY TODAY

     The Company believes that the industrial automation marketplace is undergoing a significant shift in the application of computer technology. Hardware products are rapidly becoming commodity items and software is playing an increasingly important role in driving sales. Devices that perform or support discrete logic control for manufacturing products like automobiles are becoming more software-focused and dependent. The same is true in the continuous process industries, such as chemical and petrochemical operations. Generally, products that are sold to customers in these industries fall into the following categories:

                                 Manufacturing
                               Execution Systems
                              -------------------
                            Supervisory Control and
                           Data Acquisition ("SCADA")
                        --------------------------------
                    Man Machine Interface/Operator Interface
                   ------------------------------------------
                             Discrete Logic Control
               --------------------------------------------------
                               Device Networking
            --------------------------------------------------------
         Sensors, Switches, Pilot Lights and Electrical Wiring Products
        ----------------------------------------------------------------

The Company offers products within the SCADA, Man Machine Interface/Operator Interface and Discrete Logic Control layers of this hierarchy.

     Manufacturing Execution Systems. This is a relatively new software product category with the objective of linking timely production and plant floor data, such as production statistics, to a financial accounting system or material requirements planning program.

     Supervisory Control and Data Acquisition. In order to monitor and act upon events occurring on a plant-wide basis, PC-based software products are commonly employed in a centralized "command center" where plant-level monitoring, supervisory control and data acquisition take place. These systems update fairly rapidly but are not considered to be real-time. Typically, they are connected over some form of network to the actual controlling devices that are located on or near machines on the plant floor. The Company's AutoNet(TM) product operates in certain niches of this segment.

     Man Machine Interface/Operator Interface. In a typical manufacturing operation, each machine involved requires a variety of sensors, actuators, push buttons, switches and lights. Many of these components are successfully replaced by electronic control panels using a CRT or LCD "panel replacement" product. Such a panel replacement product would then be electrically connected to a device that actually controls the operation, sequencing and safety features on the machine. The Company offers a variety of products that typically combine hardware and embedded software to cost-effectively replace as few as three or four switches. The Company's ICC and PowerVIEW(TM) products represent PC-based solutions for this application area. The

Company was a pioneer in this area when it introduced its Industrial Workstations(TM) in 1983 and now has an installed base of more than 60,000 units in a wide variety of industries and applications.

     Discrete Logic Control. Historically, proprietary PLCs that perform direct machine control are employed at this level. The Company has successfully applied PCs as a replacement for PLCs in this area, particularly with the FloPro(R) software product. FloPro(R) is being used in more than 10 plants of a major U.S. automotive manufacturer to control more than 1,000 machines. Other companies offering such "soft logic" solutions are generally smaller private or startup companies.

     Device Networking and Motion Control. In recent years, a number of new approaches to connecting sensors, switches and lights have been introduced in an effort to reduce wiring complexity and costs while improving reliability through enhanced diagnostics. These device networks work in conjunction with the Company's software products and are considered complementary or enabling products.

     Sensors, Switches, and Electrical Wiring Products. This is the lowest layer in the automation hierarchy. There are numerous companies that manufacture products of this type.

THE NEMATRON SOLUTION

     The Company believes that the industrial automation migration from PLCs to PCs is imminent and represents a substantial opportunity. To address this opportunity, the Company has focused on providing complete industrial automation solutions to industrial users worldwide. The Company combines proprietary software, proven hardware, and an experienced support and service staff to create a series of PC-based industrial automation solutions. This approach provides industrial customers with substantial potential initial purchase and ongoing operating cost savings, increased productivity and the flexibility of an open architecture system.

THE NEMATRON STRATEGY

     The Company's overall business strategy is to position itself to lead the industrial automation market migration from higher cost, closed architecture PLCs to lower cost, open architecture PC-based solutions. The Company's strategy incorporates the following key elements:

     Continuing to shift its focus from providing primarily hardware products to providing integrated software and hardware solutions. The Company believes that its customers require integrated software and hardware solutions to their industrial automation needs. Additionally, the Company believes that the software portion of the industrial automation market will offer potentially higher margins in the long run. Therefore, the Company has undertaken several strategic initiatives recently to shift its product mix towards a higher percentage of software products. In 1995, the Company merged with ISI and acquired UAI, industrial automation software companies that specialize in real-time PC-based control and measurement. These transactions brought substantial software expertise to the Company and gave rise to the creation of NemaSoft, a wholly owned subsidiary of the Company.

     Rapidly developing application software products that execute with Microsoft Windows NT and Windows 95. The Company believes that Windows NT and Windows 95 have certain characteristics that will accelerate the migration from PLCs to PCs. The Company's PowerVIEW(TM) software is compatible with Windows NT and Windows 95 and the Company is rapidly developing a Windows NT version of its FloPro(R) software.

     Leveraging its direct sales force and distribution network. The Company has spent and intends to continue to spend substantial resources on the development of a worldwide sales and support infrastructure. Such an infrastructure is critical to meeting the needs of its large worldwide customers. The Company intends to leverage both its direct sales force and distribution network to increase sales of its products into new market segments and geographical areas. See "Risk Factors -- Dependence on Key Personnel".

     Creating and maintaining high levels of customer satisfaction. The Company generally sells its products to large manufacturing organizations that have the potential to purchase significant amounts of its products over time and serve as a potential benchmark for other customers that are contemplating the implementation of similar industrial automation applications. Due to the substantial opportunity that each typical customer represents, the Company strives to achieve very high levels of customer satisfaction through the timely delivery of high quality products combined with continued support and service.

     Utilizing its existing installed base, worldwide distribution network and direct customer contacts to identify emerging market needs and future growth opportunities. As the industrial automation industry replaces PLCs with PCs, the Company anticipates that a wide range of new and existing hardware and software technologies will converge. The Company intends to utilize its installed base and customer contacts, both direct and through its distribution network, to identify emerging market needs and future growth opportunities. See "Risk Factors -- New Products and Technological Change".

PRODUCTS

  OVERVIEW

     The Company derives its revenues from sales of three software products which were acquired or developed in 1995, four classes of ruggedized industrial computer terminals known as Industrial Workstations(TM) and related hardware service. The following table sets forth the percent relationship to total net revenues from each of these product classes and the amount of total net revenues for the periods indicated.

                                                     FOR THE FISCAL YEAR ENDED        FOR THE SIX
                                                           SEPTEMBER 30,              MONTHS ENDED
                                                  -------------------------------      MARCH 31,
                                                   1993        1994        1995           1996
                                                  -------     -------     -------     ------------
Software revenues...............................        0%          0%          4%             8%
                                                  -------     -------     -------        -------
Hardware revenues
  Character-based PLC workstations and remote
     message units..............................       14%         14%         16%            15%
  Industrial graphics terminals and programmable
     operator interfaces........................       40          29          20             17
  Industrial control computers..................        0           0           0              1
  Industrial PCs................................       37          49          51             49
  Hardware service..............................        9           8           9             10
                                                  -------     -------     -------        -------
     Total hardware revenues....................      100%        100%         96%            92%
                                                  -------     -------     -------        -------
Total net revenues..............................      100%        100%        100%           100%
                                                  =======     =======     =======        =======
Total net revenues (000)........................  $12,242     $15,287     $17,576       $ 10,071
                                                  =======     =======     =======        =======

  SOFTWARE PRODUCTS

     The software products described below, all of which were acquired or developed by the Company in 1995, represent the cornerstone of the Company's strategic shift from being a seller of Industrial Workstation products to becoming a high value-added provider of industrial hardware and software solutions. With the addition of the following new products, plus the continued enhancement of existing products and the development of new software products, the Company is positioning itself as a leading supplier of industrial automation software. The Company will use its software and proven reliable PC hardware to help drive the industry from PLC-based to PC-based control.

     The Company's three software products are used in the industrial and factory automation workplace. All three software products may be run on computers sold by the Company or by most other manufacturers. Additionally, some of the hardware products discussed below contain proprietary software embedded in the products as firmware, and such firmware is not sold separately.

     FloPro(R) Software. The Company's soft logic software for direct machine control is called FloPro(R). FloPro(R) is a PC-based flowchart programming system developed by UAI, which the Company acquired in September 1995. FloPro(R) is based upon a patent owned by a wholly-owned subsidiary of the Company and is used to create, debug, document and execute control applications in an open architecture environment. Its open system architecture interfaces concurrently with many different input/output systems, motion controllers, message units and tag/bar code systems. FloPro(R) executes on personal computers and simplifies machine control system development. The use of multiple flowcharts, each one handling a relatively simple task, allows for the concurrent development of applications by a team of control engineers. These flowcharts communicate with each other in a multi-tasking environment so that the control application is easy to create and understand. Additionally, FloPro(R) is self-documenting in that it is a programming language based on the flowcharts. There is no need to translate the flowcharts to ladder logic or any other computer language, thus reducing programmer time. FloPro(R) also has the ability to reduce plant downtime through diagnostic messages and fast execution time. FloPro(R) is in use at ten manufacturing facilities of a major U.S. automotive manufacturer, controlling over 1,000 machines used to manufacture engines and transmissions. See "Business -- Legal Proceedings".

     PowerVIEW(TM) Software. The Company began the development of this 32-bit Windows-based application development and run-time system in fiscal 1994 and first introduced a version of the product for sale at the end of the fourth quarter of fiscal 1995. The application development system included in the PowerVIEW(TM) system was developed to serve as a single point of control for building graphic display panels and configuring hardware, input/output ("I/O") connections, process variables, alarms, messages and all other events associated with the operation of a machine. A high-speed run-time complements the project manager portion of the system, but operates on a 32-bit, real-time, preemptive, multi-tasking microkernel more naturally suited to high-speed, real-time machine or process control. When the application project is downloaded to the run-time system and the workstation is plugged into a PLC or I/O network, it runs automatically and scans the I/O network at rates typically much higher than other commercially available workstations, updating the screens and sending instructions to the PLC virtually instantaneously.

     AutoNet(TM). The Company's test and measurement software for data acquisition and control, AutoNet(TM), is sold to commercial and industrial companies primarily for use in a test cell environment. AutoNet(TM) allows for high speed data acquisition and real-time processing of measurement data while performing multiple operator display functions. AutoNet(TM) graphically displays real-time information through a wide variety of configurable graphic instruments, trends and Cartesian plots. AutoNet(TM) also has the ability to perform real-time mathematical, statistical and trigonometric calculations for control, test sequencing, filtering and batch management of data. It features color-coded annunciation of alarm information, diagnostic files and automatic time stamps, and presents stored data in reports, historical graphics or in response to ad hoc queries.

  HARDWARE PRODUCTS

     The Company designs and manufactures operator terminals for reliable performance in harsh industrial environments. Each operator terminal provides a display that shows the status of the process and a keyboard or touch screen that allows personnel to control the process. These terminals all come in a rugged package that withstands extremes of temperature, humidity, vibration, shock and electrical interference.

     The Company refers to its operator terminals as "workstations," and coined the name Industrial Workstations(TM) to indicate both the product and its intended environment. A single Industrial Workstation(TM) can replace dozens of electromechanical operator displays and controls, such as push buttons, indicator lights, panel meters, keypads, alarm annunciators and message displays.

     In most applications, Industrial Workstations(TM) connect to intelligent controllers, such as PLCs, which perform critical high-speed machine control functions. Industrial Workstations(TM) obtain process information from the controller through a communications port, and transform that information into words or pictures that lend themselves to instant comprehension by operating plant personnel.

     The benefits of connecting Industrial Workstations(TM) to intelligent controllers are three-fold: first, the Industrial Workstation(TM) confines the controller's processing burden to critical, high-speed control functions; second, the Industrial Workstation's(TM) full-time attention to operator interface supports many additional functions; and third, Industrial Workstations(TM) often cost less than obtaining, installing, and programming conventional devices that provide only a fraction of the capabilities afforded by Industrial Workstations(TM).

     The Company offers over forty models of Industrial Workstations(TM), divided primarily by price into four classes. Each product class, described in the following table, includes a range of display options, prices and capabilities.

    PRODUCT LINE         LIST PRICES                          DESCRIPTION
- ---------------------  ---------------  -------------------------------------------------------
Character-based          $500-$2,300    These products replace as few as five
  PLC Workstations                      electro-mechanical push buttons, while also providing
  and Remote Message                    message display and alarm annunciation functions. All
  Units                                 PLC and Remote Message Unit products include flat panel
                                        displays and Company-developed proprietary hardware and
                                        software. Most are used with small PLCs for simple
                                        machine control, such as packaging equipment and small
                                        fabricating machines.
Industrial Graphics     $1,600-$7,000   Industrial terminal products include both CRT displays
  Terminals and                         and keyboards and utilize Company-developed proprietary
  Programmable                          hardware and software. These products support either
  Operator Interfaces                   remote terminal operation with an intelligent host or
                                        fully programmable operation for PLC operator interface
                                        applications using the Company's proprietary
                                        programming language.
Industrial              $2,900-$7,000   The Company's newest hardware product, ICCs offer a
  Control Computers                     486DX2/66 or P24T Pentium Overdrive processor, a
                                        variety of display options and a single industrial
                                        grade motherboard featuring local bus architecture and
                                        IDE drive control circuits. ICCs are small and
                                        water-tight and include a rugged, front-panel mouse-
                                        simulator for cursor positioning. ICCs may be bundled
                                        with PowerVIEW(TM), AutoNet(TM) or FloPro(R) software
                                        or may be sold without application software.
Industrial PCs         $3,500-$15,800   These fully integrated or modular rack-mount or
                                        bench-top PC workstations provide Intel 80X86AT
                                        compatibility with processors ranging from 486SX/25 to
                                        Pentium P5-166mhz and 14" or 19" CRT or flat panel
                                        displays. These products may be bundled with
                                        PowerVIEW(TM), AutoNet(TM) or FloPro(R) software or may
                                        be sold without application software.

     The Company maintains an inventory of spare parts and service stock and dedicates approximately 12 service technicians whose functions include technical advice regarding product applications and service and repair of returned computer and other hardware. With the increasing number of units in service in the marketplace due to the products' wide acceptance and long life, the shipment of spare parts and performing repair service on out-of-warranty product continues to be a significant part of the business.

COMPETITION

     The industrial automation solutions industry is highly competitive and fragmented. There are numerous competitors, including Allen-Bradley Co., Inc., Eaton IDT Inc., GE Fanuc Automation North America, Inc., International Business Machines Corporation and Siemens GMBH, many of which are much larger and have significantly greater resources than the Company. The Company believes that most of its competitors for PC-based soft logic control, particularly those whose focus is on software, are smaller than the Company. The Company competes primarily on the basis of product features, quality, product capability, performance and price. The Company believes that the solutions it is able to provide as a result of the quality of its hardware products and the advanced features of its software products are, in some niches of the industry, unique and provide it with a competitive advantage over many of its competitors.

     While price and features can be important factors in a customer's purchase decision, the Company believes that reliability consistently ranks the highest. As a result, the Company expends significant effort on design verification and testing of new products and purchased subassemblies. In addition, the Company believes that it is able to price its products competitively because of their higher quality (resulting in lower warranty costs), and because the Company has higher manufacturing volumes than some of its competitors, allowing it to have lower per unit costs and to amortize product development costs over more units than its competitors.

PRODUCT DEVELOPMENT

     Since its inception, the Company has maintained an active product development program and continues to supplement existing research and development capabilities through active recruiting of technical personnel and development of proprietary technology.

     The Company currently has a total direct product development staff of approximately 25 persons, including electrical and electronic design engineers, mechanical design engineers, software design engineers, product managers, application engineers and directly associated staff members involved in technical documentation and product support. The Company also employs the services of unrelated contract engineering companies on an as-needed basis. The Company employs a separate group which is responsible for assuring the long term quality and reliability of the Company's products. Within this quality assurance group are five quality, test, manufacturing and reliability engineers. Software development activities are concentrated in the Virginia Beach, Virginia facility, and the hardware development and quality control activities are concentrated in the Ann Arbor, Michigan facility.

     The Company emphasizes product development and quality and the employment of highly skilled and motivated individuals in the product development and quality assurance areas. Management believes that its product development staff is an important factor in the Company's ability to compete in the markets in which its products are sold. During the fiscal years 1994 and 1995, the Company expended approximately $1,284,000 and $1,288,000, respectively, for direct hardware and software product development and product design, including those costs capitalized under Statement of Financial Accounting Standards No. 86. These amounts represent 8.4% and 7.3% of total net revenues in fiscal 1994 and 1995, respectively.

INTELLECTUAL PROPERTY

     The Company's FloPro(R) software product is based upon the technology incorporated in Patent Number 4,852,047 for continuous flow chart, improved data formatting and a debugging system for programming and operations of machines. This patent was issued in 1989 as a 17 year patent. The Company is currently involved in litigation relating to the acquisition of the ownership of this patent. See "Risk Factors -- Dependence on Proprietary Technology; Pending Litigation" and "Business -- Legal Proceedings". The Company has no patents on its hardware or computer designs and does not believe that such patents would provide material protection for its technology.

     The Company does business under various tradenames and service marks, including Imagination Systems, NemaSoft, Nematron and Universal Automation. In addition, the Company markets certain of its products under various trademarks, both common law and federally registered, including AutoNet(TM), FloPro(R), Industrial Workstation(TM), Nematron(R), PowerVIEW(TM), ToolBox(R) and ToolBox Plus(TM).

     The Company's software products are sold under licenses to use the products as specified in the underlying contract. Certain of the licenses for the use of the FloPro(R) software product are site licenses for unlimited use of the master copy of the product in a specified building, plant or group of plants. To date, the revenue from these site licenses has not been a significant source of revenue to the Company, but the Company believes that these revenues could become increasingly more important to the Company if the Company's products gain in market acceptance and the total market for soft logic products expands as is anticipated and as evidenced by recent third party industry studies. See "Risk Factors -- New Products and Technological Change". Also, the Company has licensed its soft logic technology to several unrelated companies under royalty arrangements. These arrangements are not currently a significant source of revenue.

SALES AND MARKETING

     The Company utilizes three principal sales channels. A majority of the Company's net revenues are attributable to a network of high-tech industrial distributors. In addition, the Company sells its products directly to major original equipment manufacturers ("OEMs") of industrial processing systems and machines and to other major end users, which account for approximately 30% of the Company's net revenues. Private-label accounts that remarket the Company's products primarily through their own independent channels account for approximately 20% of net revenues.

     The Company's distributors are typically independent companies with non-exclusive geographically specific written agreements that purchase products manufactured by the Company and resell it to their customers. In addition, distributors typically provide customer training, application engineering and support.

     The Company's distributors operate in more than 150 locations in 37 countries. The Company has eight regional sales managers covering major geographic regions of the United States and two sales managers who concentrate on key accounts nationwide. These managers are located in the United States near Ann Arbor, Atlanta, Boston, Chicago, Cleveland, Detroit, Los Angeles, and Norfolk. The Company also has sales managers near Amsterdam, the Netherlands and Duseldorf, Germany.

     In addition, direct sales accounts and private label accounts are handled by both key account sales managers as well as corporate executive management.

MANUFACTURING AND SUPPLY

     The Company performs final assembly and testing for almost all hardware products. The assembly process encompasses the assembly of sheet metal parts, keyboards, displays and electronic circuit boards into finished goods. In addition, the Company has limited capability for circuit board assembly and wave soldering, as well as the repair and engineering prototype assembly of surface mount technology components used on various logic boards. The Company subcontracts the insertion and soldering of components on circuit boards and the fabrication of sheet metal, keyboards and front panel bezels. The Company uses a number of independent firms for these subcontracted services and is not materially dependent upon any third party that performs these services. Selected models are built entirely to the Company's design by vendors and purchased as complete products.

     A network of mini-computers and personal computer-based engineering workstations supports accounting, purchasing, production, scheduling and inventory, as well as the computer-aided design and development of electronic circuitry, circuit board layout, programming of programmable logic devices, mechanical design and software development. In addition, the Company has purchased and designed a variety of assembly and test equipment to reduce the cost and ensure the quality of the design and manufacturing process. Included in these purchases is a substantial investment in environmental chambers and electronic instrumentation that is used to certify that the Company's products meet the severe industrial environments for which they are intended.

     Substantially all of the components used in the Company's products are available from multiple sources and the Company maintains more than one source of supply for all material components. As part of the Company's turnaround plan initiated in fiscal 1995, the Company began purchasing components in smaller quantities and more on a "just in time" basis than in previous years. See "Risk Factors -- Dependence on Third Party Suppliers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

EMPLOYEES

     The Company currently employs approximately 105 full time employees. None of the Company's employees are represented by a collective bargaining unit and the Company believes its employee relations to be good.

FACILITIES

     The Company's headquarters and principal manufacturing facilities are located in Ann Arbor, Michigan, in a two-story building containing a total of approximately 51,200 square feet of space. Of this space, approximately 6,400 square feet remain largely unfinished and are available for future office or manufacturing expansion. This facility, located on approximately five acres of land, has been designed such that further expansion of up to 20,000 square feet may be accommodated. The Ann Arbor facility was designed and built to the Company's specifications and is Company-owned, subject to three mortgages.

     The Company's European activities are conducted from a leased building in Maarssenbroek, the Netherlands, consisting of approximately 5,000 square feet of leased space. Leasehold improvements consist of certain changes for specific office, service and warehouse requirements according to the Company's needs. The operating lease for this facility expires January 31, 2000.

     The Company's Virginia Beach, Virginia facility is a leased two story office building, owned by a partnership in which the Company's President is a general partner. The facility consists of approximately 5,800 square feet of space, with leasehold improvements for office, service and warehouse requirements according to the Company's specifications. The operating lease for this facility expires in February 1997, and the Company expects that the lease will be re-negotiated and extended on substantially the same terms as in the current lease.

     The Company believes that its facilities are adequate for its present and anticipated operations.

LEGAL PROCEEDINGS

     On September 20, 1995, Xycom, Inc. filed suit against the Company and UAI in the Circuit Court for the County of Washtenaw, State of Michigan. The suit alleges that UAI disclosed confidential information of Xycom to the Company and failed to notify Xycom of the transfer of certain intellectual property, including the FloPro(R) patent, to the Company's subsidiary, NemaSoft, Inc. In the complaint, Xycom contends that, upon receipt of such notice, it would have been entitled to either negotiate with NemaSoft for a royalty-free license to use the intellectual property or to exercise a right of first refusal for the purchase of the intellectual property, including the FloPro(R) patent. The suit also alleges that the Company interfered with Xycom's contractual relations with UAI and business expectancies. The suit seeks unspecified damages based on allegations of, among other things, disclosure of trade secrets and tortious interference with contractual relations. The suit also seeks to enjoin the use of certain marketing, business and other non-technical information which it alleges constitutes trade secrets and to unwind the merger of UAI into NemaSoft. The Company and NemaSoft have filed answers denying all material allegations made by Xycom, and NemaSoft filed a countersuit against Xycom. The Company and NemaSoft believe the allegations made by Xycom are without merit and intend to defend their position vigorously. Although the Company cannot predict the likely outcome of the lawsuit at this preliminary stage of the proceedings, management believes that, even if the Company does not prevail, the ultimate disposition of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance, however, that the outcome of the litigation will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Dependence on Proprietary Technology; Pending Litigation".

     The Company is also a party to routine legal proceedings incidental to its business, and management does not believe that these proceedings will have a material adverse effect on the business, financial condition or results of operations of the Company.

CHANGE IN INDEPENDENT AUDITORS

     On July 18, 1995, the Audit Committee of the Company's Board of Directors informed Deloitte & Touche LLP that the Company would not retain it to audit the Company's financial statements for the year ended September 30, 1995 and engaged KPMG Peat Marwick LLP as its principal accountants to audit the Company's financial statements for fiscal 1995. KPMG Peat Marwick LLP had previously been the independent auditor of ISI's financial statements. During the Company's two most recently ended fiscal years and subsequent interim period prior to engaging KPMG Peat Marwick LLP, the Company did not consult KPMG Peat Marwick LLP regarding any matter relating to the Company's financial statements, and no written report or oral advice was provided to the Company by KPMG Peat Marwick LLP regarding any decision of the Company as to any accounting, auditing or reporting issue, except as disclosed in the following paragraph.

     Subsequent to September 30, 1994, the Board of Directors of the Company had given its tentative approval to a merger of the Company with ISI. In connection with the issuance of its financial statements for the fiscal year ended September 30, 1994, the Company disclosed in Note 11 to the fiscal 1994 financial statements the terms of the merger and a pro forma balance sheet as of September 30, 1994 and a pro forma statement of operations for the year then ended. Since the audit of ISI's financial statements for its fiscal year ended September 30, 1994 performed by KPMG Peat Marwick LLP had not been completed at the date of Deloitte & Touche LLP's auditors' report, the Company consulted with KPMG Peat Marwick LLP concerning the presentation of the unaudited balance sheet and operating statement amounts in Note 11 to the financial statements. KPMG Peat Marwick LLP's views of the presentation of such information were that the information could be presented without modification. Also, the Company filed a Form 8-K Current Report, received by the Securities and Exchange Commission on March 20, 1995, concerning its merger with ISI as of March 3, 1995. In connection with such filing, the Company consulted with KPMG Peat Marwick LLP as to the presentation of the unaudited pro forma financial information presented in the Form 8-K. KPMG Peat Marwick LLP's views of the presentation of such information were that the information could be presented without modification. Regarding the pro forma information presentation in Note 11 to the fiscal 1994 financial statements and in the Form 8-K as discussed in the preceding paragraph, Deloitte & Touche LLP was also consulted. Their views of the presentation of such information were that the information could be presented without modification. However, Deloitte & Touche LLP neither audited nor reviewed the pro forma information in the financial statements and on Form 8-K and expressed no opinion or any other form of assurance regarding the accuracy or propriety of such information.

                                   MANAGEMENT

     The Company's directors and executive officers are as follows.

        NAME            AGE                    POSITION WITH THE COMPANY
- --------------------    ---     --------------------------------------------------------
Frank G. Logan, III     39      Chairman, President, Chief Executive Officer and
                                Director (term expires in 1997)
Gregory J. Chandler     41      Vice President -- Design Engineering and Director (term
                                expires in 1998)
David P. Gienapp        47      Vice President -- Finance and Administration, Chief
                                Financial Officer, Treasurer, Secretary and Director
                                (term expires in 1999)
Albert W. Lowery        60      Senior Vice President -- International Operations and
                                Director (term expires in 1997)
Hugo E. Braun           38      Director (term expires in 1999)
Garnel F. Graber        64      Director (term expires in 1998)
Michael L. Hershey      57      Director (term expires in 1998)
Harry A. Sundblad       50      Director (term expires in 1997)

     FRANK G. LOGAN, III has been the President, Chief Executive Officer and a director since joining the Company in March 1995 and became Chairman of the Board in March 1996. Prior to joining the Company in March 1995, Mr. Logan was the President and Chief Executive Officer of Imagination Systems, Inc., which he founded in 1983 and which merged with the Company in 1995.

     GREGORY J. CHANDLER is a founder of the Company and has been a director of the Company since its formation in 1983. Mr. Chandler has been the Vice President -- Design Engineering of the Company since 1983. Since 1983, Mr. Chandler has been principally involved in computer and component design and development, as well as the development of major vendor relationships regarding critical components and assemblies such as displays, processors and mechanical packaging.

     DAVID P. GIENAPP became a director in March 1995. Mr. Gienapp has been the Vice President -- Finance and Administration and the Chief Financial Officer of the Company since joining the Company in September 1994 and has served as Secretary since March 1996. Prior to joining the Company, Mr. Gienapp spent over 20 years with Deloitte & Touche LLP, a certified public accounting firm.

     ALBERT W. LOWERY joined the Company in 1987 as its Senior Vice
President -- International Operations after 28 years with Westinghouse Electric Corporation. Mr. Lowery became a director in 1993 and served as Secretary from February 1993 until March 1996.

     HUGO E. BRAUN is Vice President and a director of Onset BIDCO, Inc., an investment fund which participated in the Company's November 1995 private placement of subordinated notes. Mr. Braun has been employed by Onset BIDCO, Inc. since 1989. Mr. Braun serves as a director pursuant to a Term Loan and Warrant Purchase Agreement, dated November 7, 1995, between the Company, Onset BIDCO, Inc. and certain other noteholders in connection with the Company's 1995 private placement of subordinated notes.

     GARNEL F. GRABER became a director in February 1993 and served as Chairman of the Board from February 1993 until March 1996. Mr. Graber is a retired executive of, and the current Chairman of the Board of Directors of, Applied Dynamics International, a computer firm specializing in high speed simulation applications. Mr. Graber also serves as Chairman of the Board of Interface Systems, Inc.

     MICHAEL L. HERSHEY became a director in March 1995. Mr. Hershey had served as a member of the Board of Directors and Secretary of Imagination Systems, Inc. Mr. Hershey has been the President and Chairman of the Board of Directors of Landis Associates, Inc., an investment management company, since its formation in 1986.

     HARRY A. SUNDBLAD became a director in 1994. Mr. Sundblad has been self-employed as a consultant since August 1995. Prior to August 1995, Mr. Sundblad was the Executive Vice President and a director of

Action Instruments, Inc., a manufacturer of high-technology electronic measurement and control instrumentation, where he was employed since 1976.

     The Company's Articles of Incorporation divide the board of directors into three classes. At each annual meeting, the shareholders of the Company will elect to three-year terms directors to replace those directors whose terms expire at that annual meeting or until their successors are duly elected and qualified. The executive officers of the Company serve at the pleasure of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock. As of May 17, 1996, there were 3,044,415 shares of Common Stock outstanding which were held by approximately 950 record owners. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally, including the election of directors. Subject to the rights of holders of any other class of stock outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors from time to time and, in the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution. Holders of Common Stock do not have preemptive rights. The transfer agent for the Common Stock is Registrar and Transfer Company.

ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation and Bylaws contain certain provisions which might be deemed to have a potential "anti-takeover" effect. They include, among others, the following provisions.

     Election and Removal of Directors. Article VII of the Articles of Incorporation sets the number of Directors at a minimum of three and a maximum of 12, and provides for three-year terms of office on a staggered basis. It would take two elections or two years to gain control of the Board of Directors, given that nominally one-third of the Directors of the Company are elected per year. Vacancies on the Board and newly created directorships may be filled only by a majority vote of the Directors then in office, unless there are no directors then in office. Directors may only be removed for cause. Article VII may be amended only by the affirmative vote of the holders of at least 80% of the shares entitled to vote generally in elections of Directors.

     Special Meetings of Shareholders. The Bylaws reserve the right to call a special meeting of the shareholders only to the Chairman of the Board, President or the Board of Directors. In addition, the Board of Directors acting by resolution may postpone and reschedule any previously scheduled meeting of the shareholders.

     Shareholder Nominations and Proposals. The Bylaws require shareholders to provide advance notice of nominations to be made and business to be proposed at annual and special meetings of shareholders.

     Amendment of Bylaws. The Bylaws provide that they may be amended by a majority vote of the Board or by an 80% vote of the shareholders.

     The anti-takeover provisions are intended to discourage persons seeking to acquire control of the Company from proceeding without negotiating the terms of any such acquisition with the Company's Board of Directors. The Board of Directors of the Company believes that the interests of the shareholders of the Company will be served best if any change of control results from negotiations with the Board of Directors. Also, the Board of Directors believes that such provisions generally will help provide for continuity and stability in the affairs and business of the Company and discourage certain changes in control in which shareholders might be treated inequitably. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which the Company's shareholders may deem to be in their best interests or in which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions will also render the removal of the current Board of Directors and of management more difficult.

     The Michigan Business Corporation Act (the "MBCA") contains certain provisions that may impede the acquisition of a significant ownership position in the Company unless approved by the Company's Board of Directors. Chapter 7A of the MBCA provides that business combinations (as defined therein) between a Michigan corporation which elects to be subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of such corporation generally require the approval of 90% of the votes of each class of stock entitled to be cast, and at least two-thirds of the votes of each class of stock entitled to be cast other than shares owned by such 10% owner, unless the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Chapter 7B of the MBCA provides that "control shares" of the Company acquired in a control share acquisition have no voting rights except as granted by the shareholders of the Company. Control shares are shares of voting stock that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to 20% or more, 33 1/3% or more or a majority of the outstanding voting power of the Company. A control share acquisition generally must be approved by a majority of the votes cast by holders of stock entitled to vote excluding shares owned by the acquiror and certain officers and directors. The Company is currently subject to both Chapter 7A and Chapter 7B.

                        SHARES ELIGIBLE FOR FUTURE SALE

     In general, under Rule 144 as currently in effect, if a period of at least two years has elapsed between the later of the date "restricted securities" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an "affiliate" (as that term is defined in Rule 144) of the Company, then the holder of these restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 30,000 shares as of May 17, 1996) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the filing of notice of intent to sell and may only sell these shares through unsolicited broker's transactions. Sales under Rule 144 also are subject to certain requirements pertaining to the manner of these sales, notice of these sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year period.

     Under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an affiliate of the Company, a holder of restricted shares who is not an affiliate of the Company at the time of the sale and has not been an affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     Notwithstanding the foregoing, the Company and its directors and executive officers have agreed that they will not, without the prior written consent of the Representative, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 120 days after the date of this Prospectus. See "Underwriting".

     The Company has reserved (i) a total of 344,150 shares of Common Stock for issuance upon exercise of stock options to employees and directors and 445,250 shares available for option grants under the Company's stock option plans; (ii) a total of 695,270 shares for issuance pursuant to the exercise of warrants, and
(iii) 40,000 shares that the Representative will be able to acquire upon exercise of the Warrant. The holders of such warrants and the Warrant and the holders of shares of Common Stock issued in connection with the acquisition of UAI are entitled to have the shares underlying such warrants and Warrant and the shares issued in such acquisition registered on their behalf for public resale.

     A registration statement is pending with respect to 945,526 restricted shares of Common Stock, issued by the Company in connection with the merger with ISI, which shares are being registered by the Company on behalf of the holders of such shares as required in the related merger agreement. Once the registration statement becomes effective, all of these shares may be sold in the market or in private transactions without restriction at any time while the related registration statement remains in effect, although 521,246 of these shares may not be sold for 120 days from the date of this Prospectus without the consent of the Representative.

     The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that these sales are occurring or may occur, could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Company has entered into an underwriting agreement (the "Underwriting Agreement") with the underwriters listed in the table below (the
"Underwriters"), for whom First of Michigan Corporation is acting as Representative. Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite each Underwriter's name in the following table.

        UNDERWRITER                                                    NUMBER OF SHARES
        -----------                                                    ----------------
        First of Michigan Corporation................................
                                                                           ---------
        TOTAL........................................................      1,000,000
                                                                           =========

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement, if any is purchased (excluding shares covered by the Over-allotment Option granted therein). In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Underwriters propose to offer the shares of Common Stock to the public at the price per share set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $          per
share, and the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to other dealers. After the
offering of the Common Stock, the public offering price and the concession may be changed.

     In addition, upon consummation of the offering, the Company will grant the Warrant to the Representative, which will permit the Representative to purchase 40,000 shares of Common Stock at 120% of the per share price to the public set forth on the cover page of this Prospectus for a period of four years beginning one year after the date of the Prospectus. Shares of the Common Stock issued upon exercise of the Warrant may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration, including an exemption under Rule 144. The Company has agreed to give the holders of the Warrant certain rights to have the shares of Common Stock subject to the Warrant registered under the Securities Act.

     The Company has agreed to indemnify each of the several Underwriters and their controlling persons against certain liabilities which may be incurred in connection with the offering, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 150,000 shares of Common Stock at the same price per share as the offering price. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise this option, each of the Underwriters has a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter as shown in the above table bears to the 1,000,000 shares of Common Stock initially offered hereby.


     In the past, First of Michigan Corporation has provided certain financial advisory services to the Company in the ordinary course of their respective businesses. In March 1996, the Company engaged First of Michigan Corporation to act as its exclusive financial advisor for a period of twelve months commencing April 1, 1996. The Company will pay First of Michigan Corporation a retainer fee of $30,000 as compensation for its services as financial advisor. Additionally, the Company has granted First of Michigan Corporation a right of first refusal to act as lead managing underwriter for any public offering of the Company's securities during the engagement period.


     The Company and its directors and executive officers have agreed that each of them, without the prior written consent of the Representative, will not sell, contract to sell, or dispose of any Common Stock for a period of 120 days after the date of this Prospectus except for (i) issuances pursuant to the exercise of currently outstanding stock options, warrants or convertible securities; (ii) the grant of stock options pursuant to the Company's stock option plans in effect on the date of this Prospectus; (iii) gifts of shares of Common Stock to a donee who agrees to be bound by such agreement; or (iv) distributions of shares of Common Stock by a partnership, trust, limited liability company or corporation to its partners, beneficiaries, members or shareholders, respectively, if all recipients of such distribution agree to be bound by such agreement.

     In connection with the offering, certain Underwriters and members of the selling group, if any, may engage in passive market making transactions in the Common Stock on the Nasdaq in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"). Passive market making consists of, among other things, displaying bids limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the offering made hereby will be passed upon for the Company by Dykema Gossett PLLC, Detroit, Michigan. Certain legal matters will be passed upon for the Underwriters by Dickinson, Wright, Moon, Van Dusen & Freeman, Detroit, Michigan.

                                    EXPERTS

     The consolidated balance sheet as of September 30, 1995, and the consolidated statements of operations, stockholders' equity and cash flows for the year ended September 30, 1995, included in or incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated by their report with respect thereto, and are included and incorporated herein upon the authority of said firm as experts in accounting and auditing.

     The consolidated statements of operations, stockholders' equity and cash flows for the year ended September 30, 1994, included in or incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern), and are included and incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In
addition, copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus is a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information included in such Registration Statement. The Registration Statement may be inspected by anyone at the office of the Commission without charge, and copies of all or any part of it may be obtained upon payment of the Commission's charge for copying. For further information about the Company and its securities, reference is hereby made to such Registration Statement, and to the exhibits and financial schedules filed as part thereof or otherwise incorporated herein. Each summary herein of additional information included in the Registration Statement or any exhibit thereto is qualified in its entirety by reference to such information or exhibit.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (and the amendments thereto) filed by the Company (file number 0-21142) with the Commission are hereby incorporated by reference and made a part hereof:

          (a) The description of the Common Stock contained in the Registration Statement on Form 10, No. 0-21142, filed under the Exchange Act.

          (b) Annual Report on Form 10-KSB for the year ended September 30, 1995, as amended by Form 10-KSB/A filed February 2, 1996 and Form 10-KSB/A2 filed May 20, 1996.

          (c) Quarterly Reports on Form 10-QSB for the quarters ended December 31, 1995 and March 31, 1996.

     Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits to the information that is incorporated by reference unless such exhibits are expressly incorporated by reference into the information this Prospectus incorporates). Requests should be directed to the Company's Secretary at the Company's principal executive offices, located at 5840 Interface Drive, Ann Arbor, Michigan 48103 (telephone number: (313) 994-0591).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Financial Statements of Nematron Corporation and Subsidiaries:

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report (KPMG Peat Marwick LLP)..................................  F-2
Independent Auditors' Report (Deloitte & Touche LLP)..................................  F-3
Consolidated Balance Sheets as of September 30, 1995 and March 31, 1996 (unaudited)...  F-4
Consolidated Statements of Operations for the Years Ended September 30, 1994 and 1995
  and the Six Months Ended March 31, 1995 and 1996 (unaudited)........................  F-5
Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 1994
  and 1995 and the Six Months Ended March 31, 1996 (unaudited)........................  F-6
Consolidated Statements of Cash Flows for the Years Ended September 30, 1994 and 1995
  and the Six Months Ended March 31, 1995 and 1996 (unaudited)........................  F-7
Notes to Consolidated Financial Statements............................................  F-8
Unaudited Pro Forma Financial Statements..............................................  F-20

PEAT MARWICK LOGO

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nematron Corporation:

     We have audited the accompanying consolidated balance sheet of Nematron Corporation as of September 30, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated statements referred to above present fairly, in all material respects, the financial position of Nematron Corporation as of September 30, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Detroit, Michigan
December 15, 1995

Deloitte & Touche Logo

                                           ----------------------------------------------------------------
                                           6th Floor                         Telephone:  (313) 769-6200
                                           101 North Main Street             Facsimile:  (313) 769-2612 or
                                           Ann Arbor, Michigan 48104-1411                (313) 769-2178

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Nematron Corporation
Ann Arbor, Michigan

     We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Nematron Corporation and subsidiary for the year ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Nematron Corporation and subsidiary for the year ended September 30, 1994 in conformity with generally accepted accounting principles.

     The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. The Company continued to experience significant net losses in 1994, was unable to generate sufficient cash flows and was not in compliance with the terms and covenants of its line of credit at September 30, 1994. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in Notes 3, 6 and 7. The financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties.

DELOITTE & TOUCHE LLP

December 9, 1994

                     NEMATRON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                                     SEPTEMBER 30,      MARCH 31,
                                                                         1995             1996
                                                                     -------------     -----------
                                                                                       (UNAUDITED)
                                      ASSETS (notes 6 and 7)
Current assets:
  Cash.............................................................     $    78          $   264
  Accounts receivable, net of allowance for doubtful accounts of
     $74 at September 30, 1995 and $134 at March 31, 1996..........       3,162            3,370
  Inventories (note 5).............................................       4,123            4,825
  Prepaid expenses and other current assets........................         269              448
                                                                        -------          -------
          Total current assets.....................................       7,632            8,907
Property and equipment
  Land.............................................................         117              117
  Building and improvements........................................       2,261            2,265
  Equipment........................................................       3,276            3,438
                                                                        -------          -------
                                                                          5,654            5,820
  Less accumulated depreciation....................................      (2,692)          (2,918)
                                                                        -------          -------
          Net property and equipment...............................       2,962            2,902
Other assets:
  Software and related development costs, net of accumulated amortization of $569 at September 30, 1995 and $724 at March
     31, 1996......................................................       4,327            4,539
  Other intangible assets, net of accumulated amortization of $298
     at September 30, 1995 and $389 at March 31, 1996..............         283              357
                                                                        -------          -------
          Net other assets.........................................       4,610            4,896
                                                                        -------          -------
          Total assets.............................................     $15,204          $16,705
                                                                        =======          =======
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (note 7)....................     $   120          $   110
  Notes payable to bank (note 6)...................................       2,450            2,860
  Accounts payable.................................................       2,744            2,078
  Other accrued liabilities........................................       1,048              957
                                                                        -------          -------
          Total current liabilities................................       6,362            6,005
Long-term debt, less current maturities (note 7)...................       2,306            3,626
                                                                        -------          -------
          Total liabilities........................................       8,668            9,631
Stockholders' equity:
  Common stock, no par value, 15,000,000 shares authorized
     (8,000,000 at September 30, 1995), 3,037,710 shares issued and outstanding at March 31, 1996 (2,869,613 shares issued and
     outstanding at September 30, 1995) (note 12)..................       6,796            7,216
  Foreign currency translation adjustment..........................         (51)             (64)
  Accumulated deficit..............................................        (209)             (78)
                                                                        -------          -------
          Total stockholders' equity...............................       6,536            7,074
                                                                        -------          -------
Commitments and contingencies (note 10)
          Total liabilities and stockholders' equity...............     $15,204          $16,705
                                                                        =======          =======

          See accompanying notes to consolidated financial statements.

                     NEMATRON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           YEAR ENDED           SIX MONTHS ENDED
                                                          SEPTEMBER 30,            MARCH 31,
                                                       -------------------     ------------------
                                                        1994        1995        1995       1996
                                                       -------     -------     ------     -------
                                                                                  (UNAUDITED)
Net revenues.........................................  $15,287     $17,576     $8,595     $10,071
Cost of revenues.....................................   12,044      11,382      5,879       5,647
                                                       -------     -------     ------     -------
     Gross profit....................................    3,243       6,194      2,716       4,424
Operating expenses:
  Product development costs..........................    1,645         894        459         603
  Selling, general and administrative expenses.......    4,296       4,693      2,139       3,351
                                                       -------     -------     ------     -------
     Total operating expenses........................    5,941       5,587      2,598       3,954
                                                       -------     -------     ------     -------
Operating income (loss)..............................   (2,698)        607        118         470
Other income (expense):
  Sale of royalty rights.............................      100          --         --          --
  Interest and other net.............................        4           3          1          (4)
  Interest expense, net..............................     (243)       (381)      (189)       (321)
  Foreign currency gain (loss).......................       40          74        105         (14)
                                                       -------     -------     ------     -------
     Total other income (expense)....................      (99)       (304)       (83)       (339)
                                                       -------     -------     ------     -------
Income (loss) before taxes on income.................   (2,797)        303         35         131
Taxes on income (note 8).............................       --          --         --          --
                                                       -------     -------     ------     -------
     Net income (loss)...............................  $(2,797)    $   303     $   35     $   131
                                                       =======     =======     ======     =======
Earnings (loss) per share............................  $ (1.75)    $  0.14     $ 0.02     $  0.04
                                                       =======     =======     ======     =======
Weighted average shares outstanding..................    1,600       2,180      1,754       3,429
                                                       =======     =======     ======     =======

          See accompanying notes to consolidated financial statements.

                     NEMATRON CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                   RETAINED
                                                   COMMON STOCK       FOREIGN      EARNINGS
                                                  ---------------    CURRENCY     (ACCUMULATED
                                                  SHARES   AMOUNT   TRANSLATION    DEFICIT)      TOTAL
                                                  ------   ------   -----------   -----------   -------
Balance, October 1, 1993........................  1,453    $3,351       $(22)       $ 2,285     $ 5,614
Shares issued pursuant to acquisition of product
  line (note 4).................................    160       276                                   276
Compensation related to restricted stock plan
  (note 9)......................................               16                                    16
Net loss for the year ended September 30,
  1994..........................................                                     (2,797)     (2,797)
Foreign currency translation....................                         (11)                       (11)
                                                  -----    ------       ----        -------     -------
Balance, September 30, 1994.....................  1,613     3,643        (33)          (512)      3,098
Shares issued pursuant to merger with
  Imagination Systems, Inc. (note 3)............    971     1,699                                 1,699
Shares issued pursuant to merger with Universal
  Automation, Inc. (note 3).....................    200     1,112                                 1,112
Grant of stock in connection with separation
  agreement.....................................      9        16                                    16
Shares issued in connection with conversion of
  convertible subordinated note to common stock
  (note 4)......................................    102       200                                   200
Forfeiture of restricted stock upon termination
  of employment.................................    (25)
Compensation related to restricted stock plan
  (note 9)......................................              126                                   126
Net income for the year ended September 30,
  1995..........................................                                        303         303
Foreign currency translation....................                         (18)                       (18)
                                                  -----    ------       ----        -------     -------
Balance, September 30, 1995.....................  2,870    $6,796       $(51)       $  (209)    $ 6,536
                                                  =====    ======       ====        =======     =======
  (Unaudited)
Balance, September 30, 1995.....................  2,870    $6,796       $(51)       $  (209)    $ 6,536
Shares issued in connection with exercise of
  warrants......................................    161       403                                   403
Shares issued in connection with exercise of
  options.......................................      7        17                                    17
Net income for the six months ended March 31,
  1996..........................................                                        131         131
Foreign currency translation....................                         (13)                       (13)
                                                  -----    ------       ----        -------     -------
Balance, March 31, 1996.........................  3,038    $7,216       $(64)       $   (78)    $ 7,074
                                                  =====    ======       ====        =======     =======

          See accompanying notes to consolidated financial statements.

                     NEMATRON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                         YEAR ENDED       SIX MONTHS ENDED
                                                                        SEPTEMBER 30,         MARCH 31,
                                                                      -----------------   -----------------
                                                                       1994      1995      1995      1996
                                                                      -------   -------   -------   -------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................................  $(2,797)  $   303   $    35   $   131
  Adjustments to reconcile net income (loss) to net cash flow provided by (used in) operating activities:
    Depreciation and amortization...................................      905       731       338       491
    Gain on disposal of property and equipment......................       (5)       --        --        --
    Sale of royalty rights for note receivable......................     (100)       --        --        --
    Non-cash compensation related to restricted stock...............       16       125        20        --
    Write-off of software projects in process.......................      246        --        --        --
    Changes in assets and liabilities that provided (used) cash:
      Accounts receivable...........................................     (228)     (677)     (182)     (208)
      Inventories...................................................      655      (597)     (166)     (702)
      Prepaid expenses and other current assets.....................      (37)     (265)     (167)     (179)
      Accounts payable..............................................    1,186       593       (90)     (666)
      Other accrued liabilities.....................................      313      (487)     (197)      (91)
                                                                      -------   -------   -------   -------
         Net cash provided by (used in) operating activities........      154      (274)     (409)   (1,224)
                                                                      -------   -------   -------   -------
Cash flows from investing activities:
  Additions to capitalized software development costs...............      (76)     (469)     (164)     (371)
  Additions to property and equipment...............................     (213)     (245)      (96)     (180)
  Acquisitions, net of cash acquired................................       --      (105)       --        --
  Cash portion of purchase price of Action product line.............     (290)       --        --        --
  Proceeds from disposals of property and equipment.................       15        --        --        --
                                                                      -------   -------   -------   -------
         Net cash used in investing activities......................     (564)     (819)     (260)     (551)
                                                                      -------   -------   -------   -------
Cash flows from financing activities:
  Borrowings under mortgage note....................................       --     1,900        --        --
  Increase in notes payable to bank.................................      500       730       660       410
  Proceeds from exercise of common stock options and warrants.......       --        --        --       420
  Borrowings under subordinated and other notes.....................       --       200       200     1,818
  Payments of long-term debt........................................     (188)   (1,696)     (170)     (508)
  Additions to deferred financing fees..............................       --       (23)       --      (166)
                                                                      -------   -------   -------   -------
         Net cash flows provided by financing activities                  312     1,111       690     1,974
                                                                      -------   -------   -------   -------
Foreign currency translation effect on cash.........................        2        (1)      (35)      (13)
                                                                      -------   -------   -------   -------
Net increase (decrease) in cash.....................................      (96)       17       (14)      186
Cash at beginning of year...........................................      157        61        61        78
                                                                      -------   -------   -------   -------
Cash at end of period...............................................  $    61   $    78   $    47   $   264
                                                                      =======   =======   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid for interest............................................  $   210   $   457   $   183   $   342
  Cash paid for income taxes........................................       --        --        --        --
Supplemental disclosures of noncash financing and investing
  activities:
  Additions to various assets and liabilities in connection with the acquisition of Imagination Systems, Inc. for common stock (note
    3)..............................................................       --     1,498     1,498        --
  Additions to various assets and liabilities in connection with the acquisition of Universal Automation, Inc. for common stock (note
    3)..............................................................       --     1,112        --        --
  Issuance of common stock in exchange for noncompete agreement
    (note 3)........................................................       --       218       218        --
  Issuance of common stock in connection with conversion of a
    subordinated note (note 4)......................................       --       200        --        --
  Acquisition of equipment under capital lease obligations..........                 79        --        --
  Noncash portion of Action product line purchase of inventories,
    product designs, and note payable (note 4)......................      443        --        --        --
  Addition to license fees through issuance of note.................      295        --        --        --
  Purchase of inventories through issuance of note..................      215        62        --        --

          See accompanying notes to consolidated financial statements.

                     NEMATRON CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

(1) BUSINESS

     Nematron Corporation (the "Company") designs, manufactures and markets environmentally ruggedized computers and computer displays known as industrial workstations, and designs, develops and markets software for use worldwide in factory automation and control and in test and measurement environments.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries -- Nematron Europa BV, a Netherlands corporation formed in 1990, and NemaSoft, Inc., a Michigan corporation formed in 1995. All significant intercompany transactions and balances have been eliminated in consolidation.

     During the fiscal year ended September 30, 1995, the Company acquired two software design and manufacturing companies. Imagination Systems, Inc. ("ISI") was acquired on March 3, 1995 and Universal Automation, Inc. ("UAI") was acquired on September 20, 1995. The consolidated operations of Nematron for 1995 include the results of ISI and UAI since the dates of their respective acquisitions. (See note 3.)

(2) SUMMARY OF ACCOUNTING PRINCIPLES

  Inventories

     Inventories are carried at the lower of cost or market. Cost is determined by the first in, first out method. Provision is made to reduce inventories to net realizable value for excess and/or obsolete inventories based upon an item by item review of quantities on hand compared to estimated usage for sales and service.

  Property and Equipment

     Property and equipment are stated at cost. Capital leases are recorded at the present value of future minimum lease payments and are amortized over their primary term. Depreciation is provided over the estimated useful lives of the assets, ranging from 3 years for certain factory and office equipment to 33 years for the Company's manufacturing facility. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods as promulgated by the IRS for tax reporting purposes.

  Software and Related Development Costs

     In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, certain computer software development costs and purchased software technology have been capitalized. Capitalization of computer software development costs begins upon establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross revenues, estimated economic life, and changes in software and hardware technology.

     During the year ended September 30, 1995, capitalized software and related development costs, net of amortization, increased by approximately $4,066,000, including approximately $470,000 relating to salaries and other costs incurred during the year, and approximately $2,140,000 and $1,622,000 relating to the acquisitions of ISI and UAI, respectively (see note 3), offset by approximately $166,000 of amortization of capitalized costs.

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Amortization of capitalized computer software development costs is provided on a product-by-product basis using the greater of the amount computed using (a) the ratio that current gross revenues for each product bear to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic lives of the respective products, ranging from two to five years. Amortization amounted to $402,745 and $166,256 for the years ended September 30, 1994 and 1995, respectively, and is included in cost of revenues in the accompanying consolidated statements of operations.

  Foreign Currency Translation

     In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the assets and liabilities of the Company's foreign subsidiary, Nematron Europa BV, denominated in foreign currency, are translated at exchange rates in effect on the balance sheet date, and revenue and expenses are translated using a weighted average exchange rate during the year. Gains or losses resulting from translating foreign currency financial statements are recorded in a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.

  Revenue Recognition

     Revenues from product sales are recognized upon shipment. Revenues from service and repair of computers are recognized as the services are performed. Revenues from software and engineering development are recognized as the Company performs the services, in accordance with the contract terms. Revenues from extended warranty agreements covering software are recognized ratably over the terms of the agreement with the customer. Revenues from license agreements are recognized upon delivery of the software and performance of all obligations under the applicable agreement. The Company has established programs which, under specified terms and limited conditions, enable its distributors to return limited amounts of product. The effect of these programs is estimated and current period revenues and cost of revenues are reduced accordingly.

  Research and Development Costs

     Research and development costs are expensed when incurred. These costs, representing engineering salaries, fringe benefits, and a portion of the Company's overhead, are included in the accompanying consolidated statements of operations as a component of product development costs. Research and development costs expensed were $888,700 and $704,800 for the years ended September 30, 1994 and 1995, respectively.

  Reserve for Self-Insurance

     The Company has elected to retain a significant portion of expected medical claims for Ann Arbor-based personnel expenses through the use of deductibles which total $30,000 per employee and $1,000,000 aggregate. Provisions for losses under the medical program are recorded based upon the Company's estimates of claims incurred but not reported as provided by its third party administrator. The total estimated liability for medical claim expenses, both reported as well as for incurred but not reported, at September 30, 1995, was approximately $45,000 and is included in other accrued liabilities.

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

  Warranty Costs

     The Company provides for estimated warranty costs as products are shipped. Estimated warranty reserves are adjusted currently based upon projected levels of warranty repairs and estimated costs of materials, labor, and overhead costs to be incurred in meeting warranty obligations.

  Income Taxes

     The Company accounts for taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes. Under SFAS No. 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

  Earnings Per Share

     Primary earnings per share are calculated using the weighted average number of shares of common stock and common stock equivalents outstanding. Fully diluted earnings per share are calculated using the treasury method, assuming conversion of convertible subordinated notes and warrants having conversion prices less than the average market price of the common stock.

  Fair Value

     Financial instruments of the Company, consisting principally of cash, accounts receivable, accounts payable and debt, are recorded at estimated fair value. The estimated fair value amounts have been determined by the Company, using available market information and available valuation methodologies.

  Interim Financial Information

     In the opinion of management, the condensed financial statements as of March 31, 1996 and for the six months ended March 31, 1995 and 1996, include all adjustments, consisting solely of normal recurring adjustments, considered necessary for a fair presentation of financial position and results of operations. The results of operations for the six months ended March 31, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year.

(3) ACQUISITIONS

  Merger with Imagination Systems, Inc.

     On March 3, 1995, the Company purchased all of the outstanding shares of Imagination Systems, Inc., a Virginia Beach, Virginia-based developer of industrial data acquisition, networking, and other software, and recorded this transaction using the purchase method. The total purchase price was approximately $1,830,000, including expenses of approximately $300,000. Under terms of the merger agreement, the Company issued 825,526 shares of its common stock to the former ISI shareholders in exchange for 100 percent of the outstanding common stock of ISI. The ISI stock was retired, and the Company is the surviving entity. In connection with the merger, the Company also issued 120,000 shares of its common stock in return for a

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

noncompetition agreement with ISI's president, who became the Company's president, and 25,000 shares of its common stock to certain employees of ISI who became employees of the Company as a result of the merger. A total of 970,526 shares of Company common stock were issued in this transaction.

     In addition to the common stock issued, the Company issued warrants to purchase Company common stock at $2.50 per share for every two shares issued in the merger. The warrants expire three years from the date of the merger. (See note 12.)

  Merger with Universal Automation, Inc.

     On September 20, 1995, the Company completed its merger of its wholly owned subsidiary, NemaSoft, Inc., with Universal Automation, Inc., a Hudson, New Hampshire-based developer of industrial software for machine control that executes on Intel-based personal computers, and recorded this transaction using the purchase method. UAI is the holder of a patent for a continuous flow chart, improved data format and debugging system for the programming and operation of machines. The total purchase price was approximately $1,530,000, including expenses of approximately $400,000. Under terms of the merger agreement, the Company issued 200,000 shares of its common stock and $100,000 to the former UAI shareholders in exchange for 100 percent of the outstanding common stock of UAI. The UAI stock was retired, and NemaSoft is the surviving entity. In connection with the merger, NemaSoft also entered into two-year employment and noncompetition agreements with UAI's president and vice president, who became employees of NemaSoft as a result of the merger.

     In addition to the common stock issued, the Company also issued 137,000 warrants to purchase Nematron common stock at $4.81 per share. The warrants expire November 20, 1997. (See note 12.)

     The preliminary allocation of the total purchase price to assets acquired and liabilities assumed as of the respective purchase dates was as follows:

                                                                 ISI            UAI
                                                              ----------     ----------
        Current assets......................................  $  268,000     $       --
        Software and related development costs..............   2,140,000      1,622,000
        Other intangible assets.............................     218,000             --
        Property and equipment..............................      81,000          5,000
        Liabilities.........................................    (877,000)       (97,000)
                                                              ----------     ----------
                  Total purchase price......................  $1,830,000     $1,530,000
                                                              ==========     ==========

     The allocation of the total purchase price among the fair value of the acquired assets and liabilities is subject to adjustment as certain estimates are finalized, but is not expected to materially differ from preliminary estimates.

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, ISI and UAI as if the acquisitions had occurred as of the beginning of 1994, with pro forma adjustments to give effect to amortization of software, interest expense on additional borrowings and certain other adjustments, together with related income tax effects.

                                                                          SIX MONTHS ENDED
                                         YEAR ENDED SEPTEMBER 30,             MARCH 31,
                                        --------------------------    -------------------------
                                           1994           1995           1995          1996
                                        -----------    -----------    ----------    -----------
                                               (UNAUDITED)
      Net revenues...................   $17,728,000    $18,578,000    $9,452,000    $10,071,000
      Net income (loss)..............   $(3,061,000)   $    37,000    $ (422,000)   $   131,000
      Net earnings (loss) per
        share........................   $     (1.10)   $       .01    $    (0.12)   $      0.04

(4)  RELATED PARTY TRANSACTIONS

     In October 1993, the Company purchased certain inventories, product designs and equipment from Action Instruments ("Action"). The total cost of such assets was $743,130, and consideration paid was 160,000 shares of common stock, valued at closing at $276,000, a subordinated convertible note of $167,000, and cash of $291,130. During the remainder of fiscal 1994 and in fiscal 1995, the Company purchased additional inventory from Action in exchange for subordinated notes of $215,000 and $62,000, respectively. In November 1995, the Company repaid all of the subordinated notes. See note 7 for a description of the subordinated notes. Interest expense related to the subordinated notes totaled $14,595 and $37,656 for the years ended September 30, 1994 and 1995, respectively.

     On December 8, 1994, the Company issued a convertible subordinated note in the amount of $200,000, payable to the Company's then-president and board member. The note required interest-only payments due quarterly for three years, at which time the note was due in 24 equal monthly installments. Interest was payable at the prime rate. The note contained terms under which the noteholder could convert the note into common stock at any time prior to maturity. On August 16, 1995, the noteholder exercised the conversion feature of the note, and on that date the note was converted at book value per share into 102,564 shares of common stock. Interest expense on the note was $12,020 for the year ended September 30, 1995.

     The Company leases its Virginia Beach, Virginia office building from a partnership in which the president and CEO of the Company is a partner. Total lease payments made for the lease period from March 3, 1995, through September 30, 1995, under the terms of the lease, which commenced on March 3, 1995, were $45,262.

(5)  INVENTORIES

     Inventories are summarized as follows:

                                                                 SEPTEMBER 30,    MARCH 31,
                                                                     1995            1996
                                                                 -------------    ----------
      Purchased parts and accessories.........................    $ 2,622,872     $3,441,577
      Finished goods..........................................        829,465        445,839
      Work-in-process.........................................        160,382        186,218
      Demo units..............................................        236,564        465,046
      Service stock...........................................        273,739        286,128
                                                                  -----------     ----------
                Total inventories.............................    $ 4,123,022     $4,824,808
                                                                  ===========     ==========

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

(6)  NOTES PAYABLE TO BANK

     As of September 30, 1995, $2,450,000 was outstanding under a $2,450,000 line of credit agreement which is subject to renewal in February 1996. The amount available under this facility is limited by a borrowing formula which allows for advances up to 75 percent of eligible domestic accounts receivable plus 80 percent of eligible foreign accounts receivable plus a maximum of $1,000,000 against certain inventory categories plus $400,000. Based upon the borrowing formula, the entire amount of the available line was eligible for advance. The line of credit is secured by substantially all assets of the Company and a second mortgage on the Company's Ann Arbor facility. The note bears interest at 2 percent above the bank's prime interest rate (10.75 percent at September 30, 1995).

     The line of credit includes various affirmative and negative covenants. The Company was in compliance with all covenants at September 30, 1995.

     On March 29, 1996, the Company negotiated an expansion of its credit facility to a maximum of $3,250,000. The amount available under this facility is limited by a borrowing formula which allows for advances up to a maximum of the sum of 80% of eligible domestic accounts receivable plus a maximum of $1,000,000 of eligible foreign receivables plus a maximum of $1,000,000 against certain inventory categories. Based upon the borrowing formula, the entire amount of the available line was eligible for advance. The line of credit is secured by substantially all assets of the Company and a second mortgage on the Company's Ann Arbor facility. The note bears interest at 1 1/2 percent above the bank's prime interest rate (10.25 percent at March 31, 1996). The line of credit includes various affirmative and negative covenants. The Company was in compliance with all covenants at March 31, 1996.

(7) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    SEPTEMBER 30,    MARCH 31,
                                                                       1995            1996
                                                                    ------------    ----------
    Mortgage loan payable to a bank, interest at 10.5% per annum, payable in monthly installments of $23,260 through August
      2000, at which time the remaining principal and any
      interest thereon is due. The loan is collateralized by a
      first mortgage of the Company's land and building in Ann
      Arbor, Michigan............................................   $1,893,919    $1,854,052
    Subordinated debt under a term loan and warrant purchase
      agreement..................................................                  1,800,000
    Convertible subordinated notes payable to Action. The notes require quarterly interest-only payments for three years,
      at which time the notes and interest thereon are due in 24 equal monthly installments. The notes are subordinated to
      the notes payable to the bank. In November 1995, the notes
      were repaid by the Company in their entirety...............      444,000            --
    Other notes, repaid in October 1995..........................       11,477            --
    Other notes, secured by equipment............................                     17,952
    Capitalized lease obligations (note 10)......................       76,417        64,006
                                                                    ----------    ----------
              Total long-term debt...............................    2,425,813     3,736,010
    Less current maturities......................................     (119,706)     (110,288)
                                                                    ----------    ----------
              Total long-term debt, less current maturities......   $2,306,107    $3,625,722
                                                                    ==========    ==========

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The mortgage loan payable to a bank contains a covenant that requires the Company to maintain a minimum debt-to-equity ratio. The Company was in compliance with this covenant at September 30, 1995 and at March 31, 1996.

     The aggregate amounts of long-term debt maturities at September 30, 1995, are as follows:

                            YEAR ENDED SEPTEMBER 30,
                        ---------------------------------
                                  1996...................  $  119,706
                                  1997...................     205,589
                                  1998...................     352,437
                                  1999...................     251,850
                                  2000...................   1,496,231
                                                           ----------
                             Total long-term debt........  $2,425,813
                                                            =========

     In November 1995, the Company obtained a total of $1,800,000 of subordinated debt under a term loan and warrant purchase agreement (the "Subordinated Note Agreement") with a consortium of five lenders. All of the notes are collateralized by substantially all assets, other than real property, of the Company, and the Company has granted to one note holder, representing $500,000 of the total subordinated debt, a third mortgage on the Company's Ann Arbor facility. The subordinated notes bear interest at 12 percent per annum and require monthly interest-only payments totaling $18,000 for three years and monthly principal payments of $50,000, plus interest, beginning October 1997. Total principal due under the subordinated notes is $600,000 in each of the fiscal years ending September 30, 1998, 1999 and 2000. The Subordinated Note Agreement includes various affirmative and negative covenants, the most restrictive of which are (1) the prohibition of dividend payments, and (2) requirements to maintain (a) a specified ratio of current assets to current liabilities, (b) a specified ratio of total liabilities less subordinated debt to the sum of tangible net worth plus subordinated debt, and (c) a specified level of tangible net worth. A total of 237,214 warrants were issued to purchase stock at $4 a share which expire October 31, 2002. (See note 12.)

(8) TAXES ON INCOME

     The provisions for taxes on income in fiscal 1994 and 1995, including both the current and deferred portions, are zero. Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes. Deferred income taxes are primarily due to the use of accelerated methods of depreciation for tax purposes versus principally straight-line methods for financial reporting purposes, the capitalization of software development costs for financial reporting purposes versus the expensing of these items as incurred for tax purposes, the required capitalization of certain inventory items for tax purposes, inventory reserves deductible for tax purposes when disposed of versus directly expensing them for financial reporting purposes, and employee benefit accruals deductible for tax purposes when paid.

     The following reconciles the statutory federal income tax rate to the Company's effective tax rate:

                                                                         YEAR ENDED
                                                                        SEPTEMBER 30,
                                                                       ---------------
                                                                       1994      1995
                                                                       -----     -----
        Income tax expense (benefit) based on the federal statutory
          rate.......................................................  (34.0)%    34.0%
        Increase (decrease) in taxes resulting from generation
          (utilization) of net operating losses......................   34.0%    (34.0)%
                                                                       -----     -----
                  Effective tax rate.................................    0.0%      0.0%
                                                                       =====     =====

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The domestic and foreign components of income (loss) before taxes on income are as follows:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                                 1994           1995
                                                              -----------    ---------
        Domestic............................................  $(2,592,997)    $368,057
        Foreign.............................................     (203,966)     (64,988)
                                                              -----------    ---------
                  Total income (loss) before taxes on
                    income..................................  $(2,796,963)    $303,069
                                                              ===========    =========

     Temporary differences and carryforwards which give rise to the net deferred tax position at September 30, 1995, are as follows:

        Deferred tax assets:
          Accounts receivable...........................................  $    15,000
          Inventories...................................................      124,000
          Property and equipment........................................       62,000
          Noncompetition agreement......................................       19,000
          Accrued compensation..........................................       50,000
          Accrued self-insurance........................................       14,000
          Accrued warranty..............................................       31,000
          Net operating loss carryforwards..............................    1,711,000
                                                                          -----------
                  Total deferred tax assets.............................    2,026,000
        Less: Valuation allowance.......................................     (405,000)
                                                                          -----------
                  Net deferred tax assets...............................    1,621,000
                                                                          -----------
        Deferred tax liability -- capitalized software development
          costs.........................................................   (1,621,000)
                                                                          -----------
                  Net deferred tax position.............................  $        --
                                                                          ===========

     At September 30, 1995, the Company has net operating loss carryforwards of approximately $4,750,000 which expire at various dates between 2003 and 2010. Utilization of these carryforwards are subject to annual limitation under current IRS regulations. The Company has established a valuation allowance for the deferred tax assets, as it is unlikely that they will be fully utilized.

(9)  EMPLOYEE BENEFIT PLANS

  Restricted Stock Plan

     The Company has a Restricted Stock Plan which provides for the granting of up to 75,000 shares of the Company's common stock to key employees. In July 1993, all 75,000 shares were granted by action of the Compensation Committee of the Board of Directors, and no further grants will be made under this plan.

     Shares of common stock subject to the awards ("Restricted Stock") are subject to transfer restrictions and forfeiture. Recipients of Restricted Stock are not required to provide consideration other than the rendering of services. Subject to the restrictions described below, a participant has, with respect to all Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends, if any.

     Restricted Stock is subject to forfeiture and may not be transferred, and a certificate is not delivered, until certain restrictions lapse. The shares subject to an award under the Restricted Stock Plan become vested and transferable at the rate of 10 percent per year, contingent upon continuous employment with the Company. Recognition of income to the employee and expense to the Company takes place coincident with the annual

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

lapse of restrictions, with income and expense determined by the fair market value of unrestricted shares at that time. Unvested shares are forfeited upon termination of employment, except termination of employment by reason of death or disability. Upon a change in control, all shares subject to an award shall automatically vest. The merger of the Company with ISI constituted a change in control. By action of the Board of Directors, the Restricted Stock not previously vested as of August 16, 1995, was 100 percent vested as of that date.

     During 1994 and 1995, 7,000 and 42,750 shares of Restricted Stock, respectively, became vested, and 25,250 shares were forfeited due to terminations. Compensation expense in 1994 and 1995 related to the Restricted Stock plan was $15,968 and $125,579, respectively.

  1993 Stock Option Plan

     The Company's 1993 Stock Option Plan (the "1993 Plan") provides for the granting of options to purchase a total of 455,000 shares, increased 350,000 shares by the shareholders in 1995, of common stock to key employees. The exercise price for each option granted under the 1993 Plan cannot be less than the fair market value of the common stock on the date of the grant.

     The plan gives the Compensation Committee of the Board of Directors latitude to decide the vesting period. Except for the March 4, 1995, grant of 18,750 options which vested one-third immediately and one-third on each successive anniversary date of the award, all other stock options granted under the 1993 Plan are exercisable at the rate of one-third per year beginning on the day after the first anniversary of the date of the award. Under provisions of the 1993 Plan, shares subject to an option award will become immediately exercisable upon a change in control of the Company. A "change in control" has the same definition in the 1993 Stock Option Plan as this term has in the Restricted Stock Plan. Accordingly, 67,150 options became immediately exercisable in 1995. Options remaining unexercised on the tenth anniversary of the date of the grant will expire. No options may be granted after February 26, 2003.

     During fiscal 1995, the Company granted 239,250 options at exercise prices of $2.50 to $3.87 per share, 73,400 options became exercisable, and 32,850 options were forfeited. During fiscal 1994, 43,650 options were granted at an option price of $2.50 per share, 16,900 exercisable, and 21,100 options forfeited. As of September 30, 1995, an additional 168,900 options may be issued under the 1993 Plan.

     The Company's 1993 Directors Stock Option Plan (the "Directors Option Plan") provides for the granting of options to purchase a total of 20,000 shares of common stock. The exercise price for each option granted under the Directors Option Plan is equal to the greater of the fair market value or book value of the Company's common stock on the date of the grant.

     The Directors Option Plan provides that each director will be granted annually an option to purchase 1,000 shares of common stock. Options will be exercisable at any time beginning six months after the date of the grant; options expire five years from the date of grant. During fiscal 1995, the Company granted options to purchase 4,000 shares of common stock at exercise prices of $1.87 to $2.12 per share, and in fiscal 1994, the Company granted options to purchase 3,000 shares of common stock at an exercise price of $4.55 per share and 1,000 options were forfeited. As of September 30, 1995, an additional 11,000 options may be issued under the Directors Option Plan.

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

  Special Option Grant

     In July 1995, the Board of Directors awarded a special option award to the former chairman of the Board of Directors. This award of 10,000 options to purchase common stock at $2.50 per share was a grant made separate from either of the two qualified plans specified above.

     Information with respect to options under the 1993 Stock Option Plan, the 1993 Directors Stock Option Plan, and the special option grant for the two years ended September 30, 1995, is as follows.

                                                       OPTION
                                                       PRICE                                   AVAILABLE
                                                     PER SHARE     OUTSTANDING   EXERCISABLE   FOR GRANT
                                                   --------------  -----------   -----------   ---------
Balance, October 1, 1993.........................  $2.50 - $4.89      60,150         3,000        64,850
Granted..........................................  $2.50 - $4.55      46,650            --       (46,650)
Exercisable......................................  $2.50 - $4.55          --        19,900            --
Forfeited........................................  $2.50 - $4.89     (22,100)           --        22,100
                                                                     -------        ------      --------
Balance, September 30, 1994......................  $2.50 - $4.89      84,700        22,900        40,300
Increase in authorized shares....................                         --            --       350,000
Special option grant.............................          $2.50      10,000            --            --
Granted..........................................  $1.87 - $3.87     243,250            --      (243,250)
Exercisable......................................  $1.87 - $2.50          --        74,400            --
Forfeited........................................          $2.50     (32,850)           --        32,850
                                                                     -------        ------      --------
Balance, September 30, 1995......................  $1.87 - $4.89     305,100        97,300       179,900
                                                                     =======        ======      ========

     In March 1996, the number of shares of stock reserved for options under the 1993 Plan was increased to 750,000 shares. Of the 60,000 options granted during the six months ended March 31, 1996, all of which were granted at the current market price at the date of grant, 3,000 were options under the Directors Option Plan, 37,000 were options under the 1993 Plan, and 20,000 were options granted as a special award to the former Chairman of the Board of Directors.

                                                       OPTION
                                                       PRICE                     EXERCISABLE   AVAILABLE
                                                     PER SHARE     OUTSTANDING   (EXERCISED)   FOR GRANT
                                                   --------------  -----------   -----------   ---------
Balance, September 30, 1995......................   $1.87 - $4.89    305,100        97,300      179,900
Increase in authorized shares....................                                               295,000
Granted..........................................   $4.50 - $8.75     40,000                    (40,000)
Special option grant.............................           $8.75     20,000            --           --
Exercisable......................................   $2.50 - $8.75                  122,250
Exercised........................................   $1.87 - $2.50     (6,850)       (6,850)
Forfeited........................................           $2.50    (10,350)      (10,350)      10,350
                                                                     -------       -------      -------
Balance, March 31, 1996..........................   $1.87 - $8.75    347,900       202,350      445,250
                                                                     =======       =======      =======

  401(k) Plan and Trust

     The Company has established a defined contribution retirement plan for all eligible employees. Participants may make basic contributions, from 2 percent to 4 percent of their compensation, pursuant to section 401(k) of the Internal Revenue Code. Under terms of the 401(k) plan, the Company makes a basic contribution of 50 percent of each employee's contribution, and it may make additional contributions as

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

approved by the Board of Directors. A participant becomes vested in the Company's contribution on his or her behalf at a rate of 20 percent for each year of service after the effective date of the 401(k) plan. Notwithstanding the foregoing, a participating employee will be fully vested in the Company's contributions to his or her account in the event of death, or in the event of disability or normal retirement, as those terms will be defined in the 401(k) plan. Employees may make additional voluntary contributions of up to 5 percent of their compensation.

     The Company's contributions to the 401(k) plan were approximately $92,000 and $38,000 for the years ended September 30, 1994 and 1995, respectively.

(10)  LEASE COMMITMENTS

     The Company leases its software development office, its Netherlands facility, other facilities, and certain vehicles and office equipment under operating leases, and leases certain office and production equipment under capital leases. Terms of the software development office lease with a partnership which includes the Company's president as a partner, include monthly rent of $6,466 for a 24-month period ending February 1997. The lease for the Netherlands facility requires quarterly payments of $53,243; the other facilities' lease requires monthly payments of $1,150 through March 1996; the vehicle leases collectively require lease payments totaling $4,640 through various dates between April 1997 and March 1998; and the office equipment operating lease requires monthly payments of $147 through April 1998.

     The Company leases certain computer and test equipment under two capital leases which had an initial term of three years and which collectively require monthly payments, including interest, of $2,642 through August 1998. The net book value of equipment leased under the two capital leases is $76,262 at September 30, 1995.

     A summary of commitments under noncancelable leases as of September 30, 1995 is as follows:

                                                   CAPITAL LEASES   OPERATING LEASES    TOTAL
                                                   --------------   ----------------   --------
        1996.....................................     $ 31,700          $195,200       $226,900
        1997.....................................       31,700           132,100        163,800
        1998.....................................       28,200            64,300         92,500
        1999.....................................           --            53,200         53,200
        2000.....................................           --            17,700         17,700
                                                      --------          --------       --------
        Total minimum obligation.................     $ 91,600          $462,500       $554,100
                                                                        ========       ========
        Less amounts representing interest.......      (15,183)
                                                      --------
        Present value on minimum lease
          payments...............................     $ 76,417
                                                      ========

Total rental expense in fiscal 1994 and 1995 was $117,900, and $161,300, respectively.

                     NEMATRON CORPORATION AND SUBSIDIARIES

     (INFORMATION AS OF MARCH 31, 1996 AND FOR THE SIX MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

(11)  FOREIGN REVENUES AND MAJOR CUSTOMER

     Net revenues include export sales to various countries. A summary of both foreign and domestic revenues is as follows:

                                                 YEAR ENDED SEPTEMBER 30        SIX MONTHS
                                                --------------------------    ENDED MARCH 31,
                                                   1994           1995             1996
                                                -----------    -----------    ---------------
        Foreign:
          France.............................   $ 1,048,740    $ 2,330,183      $   727,357
          Other European.....................     1,752,214      2,399,158          985,761
          Canada.............................     1,040,050        837,543          311,312
          South America......................       257,911        539,209           75,721
          Asia and South Pacific.............       436,320        346,244          130,320
          Africa.............................        35,541         59,949            6,290
                                                -----------    -----------      -----------
                  Total foreign revenues.....     4,570,776      6,512,286        2,236,761
        Domestic revenues....................    10,716,520     11,064,019        7,834,657
                                                -----------    -----------      -----------
                  Total......................   $15,287,296    $17,576,305      $10,071,418
                                                ===========    ===========      ===========

     During the years ended September 30, 1994 and 1995, revenues from one unaffiliated customer totaled 7 percent and 15 percent of total revenues, respectively.

(12)  WARRANTS

     The Company has outstanding warrants for the purchase of its Common Stock as follows:

                                                         ISI            UAI        SUBORDINATED
                                                     ACQUISITION    ACQUISITION        DEBT         TOTAL
                                                     -----------    -----------    ------------    --------
Exercise price....................................        $2.50           $4.81         $4.00
Expiration date...................................       3/3/98        11/20/97      10/31/02
Balance, September 30, 1994.......................       --             --             --             --
  Issued in connection with ISI Acquisition.......      485,258                                     485,258
  Issued in connection with UAI Acquisition.......                      137,000                     137,000
                                                        -------         -------       -------      --------
Balance, September 30, 1995.......................      485,258         137,000        --           622,258
                                                        =======         =======       =======      ========
Balance, September 30, 1995.......................      485,258         137,000                     622,258
  Issued in connection with subordinated debt.....                                    237,214       237,214
  Exercised.......................................     (161,247)                                   (161,247)
                                                        -------         -------       -------      --------
Balance, March 31, 1996...........................      324,011         137,000       237,214       698,225
                                                        =======         =======       =======      ========

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The accompanying unaudited pro forma consolidated statement of operations for the year ended September 30, 1995 has been prepared on the basis of combining the historical results of operations of Nematron Corporation (the "Company") Imagination Systems, Inc. ("ISI") and Universal Automation, Inc. ("UAI") as if ISI and UAI had been acquired as of October 1, 1994 and their results of operations were included in the consolidated results of operations for all of fiscal 1995. The historical results of the Company, ISI and UAI have been adjusted to reflect amounts recorded under the purchase method of accounting as described in the related notes to the unaudited pro forma consolidated statement of operations.

     The unaudited pro forma consolidated statement of operations should be read in conjunction with the Company's historical consolidated financial statements and notes thereto which are included elsewhere in this Prospectus for the comparable periods prior to the acquisitions. See "Index to Consolidated Financial Statements".

     The following unaudited pro forma consolidated statement of operations is not necessarily indicative of the combined operating results as they may be in the future or as they might have been for the period indicated had the acquisitions of ISI and UAI been consummated at the beginning of the period.

                              NEMATRON CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        ADJUSTMENTS
                                         AS        IMAGINATION        UNIVERSAL        -------------
                                      REPORTED    SYSTEMS, INC.    AUTOMATION, INC.    AMOUNT    NO.    PRO FORMA
                                      --------    -------------    ----------------    ------    ---    ---------
Net revenues.......................   $ 17,576        $ 603             $  499         $(100)     1      $18,578
Cost of revenues...................     11,382          100                217           (59)     2       11,986
                                                                                          30      3
                                                                                         316      4
                                      --------        -----             ------         -----             -------
  Gross profit.....................      6,194          503                282          (387)              6,592

Operating expenses:
  Product development costs........        894           --                 35            --                 929
  Selling, general and
     administrative expenses.......      4,693          498                357            45      5        5,303
                                                                                        (242)     6
                                                                                         (27)     7
                                                                                         (21)     8
                                      --------        -----             ------         -----             -------
  Total operating expenses.........      5,587          498                392          (245)              6,232
                                      --------        -----             ------         -----             -------
Operating income (loss)............        607            5               (110)         (142)                360

Other income (expense):
  Interest and other income........          3           10                 --            --                  13
  Interest expense, net............       (381)         (22)                (7)           --                (410)
  Foreign currency gain............         74           --                 --            --                  74
                                      --------        -----             ------         -----             -------
  Total other income (expense).....       (304)         (12)                (7)            0                (323)
                                      --------        -----             ------         -----             -------
Income (loss) before taxes on
  income...........................        303           (7)              (117)         (142)                 37

Taxes on income....................         --           --                 --            --                  --
                                      --------        -----             ------         -----             -------
Net income (loss)..................   $    303        $  (7)            $ (117)        $(142)            $    37
                                      ========        =====             ======         =====             =======
Earnings per share.................
                                      $   0.14                                                           $  0.01
                                      ========                                                           =======
Weighted average shares
  outstanding......................      2,180                                                             3,973
                                      ========                                                           =======

- -------------------------
(1) Elimination of software development fees paid and capitalized by the Company and recorded as revenue by ISI.

(2) Elimination of amortization of software development costs related to AutoNet(TM) recorded by ISI.

(3) Additional amortization of capitalized software regarding ISI's AutoNet(TM) product for the period from October 1, 1994 to March 2, 1995.

(4) Amortization of capitalized software acquired from UAI for the fiscal year.

(5) Amortization of non-compete agreement acquired in the ISI merger for the period from October 1, 1994 to March 2, 1995.

(6) Elimination of salary, fringe benefits and other compensation costs for employees not retained after the UAI and ISI mergers.

(7) Elimination of office rent related to UAI's operations which moved to the Company's facilities.

(8) Elimination of utilities, auto expense and sundry expenses of UAI which will not continue after the merger.

                                [Nematron Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the distribution of the securities offered hereby:


        Securities and Exchange Commission registration fee...............  $  3,866
        Nasdaq listing fee................................................    27,000
        NASD filing fee...................................................     1,478
        Printing and engraving expenses...................................    70,000
        Accounting fees and expenses......................................    40,000
        Legal fees and expenses...........................................   150,000
        Blue sky fees and expenses........................................     3,000
        Miscellaneous expenses............................................     4,656
                                                                            --------
                  Total expenses..........................................  $300,000
                                                                            ========


     All of the figures above, other than the Securities and Exchange Commission registration fee and the NASD filing fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") govern the indemnification of officers, directors and other persons. In this regard, the MBCA provides for indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interest of the Company or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful). Such indemnification may be made against (a) expenses (including attorney's fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, the Company) arising by reason of the fact that they were serving as a director, officer, employee or agent of the Company (or some other entity at the Company's request), and (b) expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, the Company, unless the director or officer is found liable to the Company and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (a) and
(b) above be made only on a determination by a majority vote of a quorum of the Board of Directors comprised of members who were not parties to or threatened to be made parties to such action. In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of (i) a written affirmation by the director or officer of his or her good faith belief that the or she has met the applicable standard of conduct set forth in the MBCA, and (ii) a written undertaking by or on behalf of the director or officer to repay such amounts unless it shall ultimately be determined that he or she is entitled to indemnification and a determination that the facts then known to those making the advance would not preclude indemnification. The Company's Articles of Incorporation provide the same indemnification rights as the MBCA.

     Subject to the exceptions recited in the following sentence, the Company's Articles of Incorporation provide that no director shall be personally liable to the Company or its shareholders for damages for breach of his or her duty as a director. Such exculpatory language does not, however, eliminate or limit the liability of a director for (a) breach of the duty of loyalty, (b) acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law, (c) certain other violations of the Michigan Business

Corporation Act, or (d) responsibility in respect of any transaction from which the director has derived an improper personal benefit.

     The MBCA permits the Company to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with the Company, whether or not such liabilities would be within the indemnification provisions of the MBCA. Under an insurance policy maintained by the Company, the directors and officers of the Company are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having served as directors and officers of the Company or certain other entities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

     A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     1. The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan on the 4th day of June, 1996.


                                          NEMATRON CORPORATION

                                          By:      /s/ FRANK G. LOGAN, III
                                          --------------------------------------
                                                     Frank G. Logan, III,
                                                President and Chief Executive
                                                         Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities indicated on June 4, 1996.


                   SIGNATURE                                          TITLE
- -----------------------------------------------     -----------------------------------------
                /s/ FRANK G. LOGAN, III              President, Chief Executive Officer and
- -----------------------------------------------      Director (Principal Executive Officer)
              Frank G. Logan, III

                           *                              Vice President -- Finance and
- -----------------------------------------------            Administration and Director
               David P. Gienapp                        (Principal Financial and Accounting
                                                                    Officer)

                           *                          Vice President -- Design Engineering
- -----------------------------------------------                   and Director
              Gregory J. Chandler

                           *                         Senior Vice President -- International
- -----------------------------------------------              Operations and Director
               Albert W. Lowery

                           *                                        Director
- -----------------------------------------------
                 Hugo E. Braun

                           *                                        Director
- -----------------------------------------------
               Garnel F. Graber

                           *                                        Director
- -----------------------------------------------
              Michael L. Hershey

                           *                                        Director
- -----------------------------------------------
               Harry A. Sundblad

*By:     /s/ FRANK G. LOGAN, III
- -----------------------------------------------
       Frank G. Logan, III, Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION OF EXHIBITS
- -----------     -----------------------------------------------------------------------
 1.01           Form of Underwriting Agreement(9)
 2.01           Asset Purchase Agreement dated October 29, 1993 between the Company and
                Action Instruments, Inc.(3)
 2.02           Merger Agreement dated February 2, 1995 between the Company and
                Imagination Systems, Inc.(5)
 2.03           Merger Agreement dated August 30, 1995 between the Company and
                Universal Automation, Inc. Ronald J. Lavallee and Thomas Peacock, the
                Shareholders(7)
 4.01           Specimen form of Stock Certificate(1)
 4.02           First Amended and Restated Loan Agreement dated October 6, 1995 between the Company and Society Bank, Michigan(8)
 4.03           Mortgage Note dated August 8, 1995 between the Company and Chelsea
                State Bank(8)
 4.04           Term Loan and Warrant Purchase Agreement dated as of November 7, 1995 between the Company and Onset BIDCO, The Capital Fund, Joseph Krinsky
                Trust U/A Dated 6/20/91, Emily Krinsky Trust U/A Dated 6/20/91, and
                Urban A. MacDonald(8)
 4.05           Second Amended and Restated Loan Agreement dated March 29, 1996 between the Company and KeyBank National Association (formerly Society Bank), together with Master Demand Business Loan Note and affirmations of guarantees(11)
 4.06           Mortgage and Security Agreement, dated December 27, 1994, between the
                Company and KeyBank National Association (formerly Society Bank)(11)
 4.07           Mortgage, dated November 16, 1995, between the Company and The Capital
                Fund, Inc.(11)
 4.08           Form of Warrant to Purchase Common Stock (issued by the Company to the
                Representative)(9)
 5.1            Opinion of Dykema Gossett PLLC(11)
10.01           Nematron Corporation Restricted Stock Plan(2)
10.02           Nematron Corporation 1993 Stock Option Plan, as amended(6)
10.03           Nematron Corporation 1993 Directors Option Plan(2)
10.04           Nematron 401(k) Plan(8)
10.05           Convertible Subordinated Note, dated October 29, 1993 issued to Action
                Instruments, Inc.(3)
10.06           Convertible Subordinated Note, dated August 29, 1994 issued to Action
                Instruments, Inc.(4)
10.07           Convertible Subordinated Note, dated December 8, 1994 issued to G. Paul
                Horst(4)
10.08           Convertible Subordinated Note, dated June 30, 1994 issued to
                Imagination Systems, Inc.(4)
10.09           Noncompetition Agreement dated as of March 2, 1995 between the Company and Frank G. Logan, III(5)
11.01           Statement re Computation of Per Share Earnings(11)
23.1            Consent of KPMG Peat Marwick LLP(11)

EXHIBIT NO.                             DESCRIPTION OF EXHIBITS
- -----------     -----------------------------------------------------------------------
23.2            Consent of Deloitte & Touche LLP(11)
23.3            Consent of Dykema Gossett PLLC (included in Exhibit 5.1)(11)
24.1            Power of Attorney of Hugo E. Braun(11)
24.2            Power of Attorney of Gregory J. Chandler(11)
24.3            Power of Attorney of David P. Gienapp(11)
24.4            Power of Attorney of Garnel F. Graber(11)
24.5            Power of Attorney of Michael L. Hershey(11)
24.6            Power of Attorney of Albert W. Lowery(11)
24.7            Power of Attorney of Harry P. Sundblad(11)


- ---------------

 (1) Incorporated by reference from the Company's Registration Statement on Form 10, as amended (No. 0-21142).

 (2) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993.

 (3) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended September 30, 1993.

 (4) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended September 30, 1994.

 (5) Incorporated by reference from the Company's Current Report on Form 8-K dated as of March 3, 1995.

 (6) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1995.

 (7) Incorporated by reference from the Company's Current Report on Form 8-K dated as of September 20, 1995.

 (8) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended September 30, 1995.

 (9) Filed herewith.

(10) To be filed by amendment.

(11) Previously filed.